    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1997
                                                     REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------

                                DRIL-QUIP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    3533                   74-2162088
      (STATE OR OTHER    (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
      JURISDICTION OF     CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
     INCORPORATION OR
       ORGANIZATION)

                            13550 HEMPSTEAD HIGHWAY
                             HOUSTON, TEXAS 77040
                                (713) 939-7711
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               LARRY E. REIMERT
                            13550 HEMPSTEAD HIGHWAY
                             HOUSTON, TEXAS 77040
                                (713) 939-7711
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
           WALTER J. SMITH                           THOMAS P. MASON
        BAKER & BOTTS, L.L.P.                    ANDREWS & KURTH L.L.P.
        3000 ONE SHELL PLAZA                    4200 TEXAS COMMERCE TOWER
            910 LOUISIANA                         HOUSTON, TEXAS 77002
      HOUSTON, TEXAS 77002-4995                      (713) 220-4200
           (713) 229-1234

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                          PROPOSED
                                           PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF                    MAXIMUM       AGGREGATE      AMOUNT OF
    SECURITIES TO BE      AMOUNT TO BE  OFFERING PRICE OFFERING PRICE  REGISTRATION
       REGISTERED        REGISTERED (1) PER SHARE (1)      (2)(3)          FEE
-----------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share (4)....       --             --        $103,500,000     $31,364
-----------------------------------------------------------------------------------

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(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) Includes shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.
(4) Includes associated rights to purchase preferred stock.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION AND AMENDMENT. A        +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued August 12, 1997

                                             Shares
                                DRIL-QUIP, INC.
                                  COMMON STOCK

OF THE        SHARES OF COMMON  STOCK BEING OFFERED HEREBY,          SHARES ARE
 BEING SOLD BY THE COMPANY AND            SHARES ARE BEING SOLD BY THE SELLING
 STOCKHOLDERS. SEE "PRINCIPAL AND SELLING  STOCKHOLDERS." THE COMPANY WILL NOT
  RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS. PRIOR TO THE OFFERING MADE HEREBY (THE "OFFERING"), THERE
   HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE
    WILL  BE BETWEEN  $         AND  $         . SEE  "UNDERWRITERS"  FOR A
     DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

                                  -----------

    APPLICATION WILL BE MADE TO LIST THE COMMON STOCK ON THE NEW YORK STOCK
                       EXCHANGE, UNDER THE SYMBOL "DRQ."

                                  -----------

      SEE "RISK FACTORS" COMMENCING ON PAGE 7 HEREOF FOR INFORMATION THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $   A SHARE

                                   PRICE   UNDERWRITING   PROCEEDS  PROCEEDS TO
                                     TO   DISCOUNTS AND      TO       SELLING
                                   PUBLIC COMMISSIONS(1) COMPANY(2) STOCKHOLDERS
                                   ------ -------------- ---------- ------------
Per Share.........................  $          $            $           $
Total(3).......................... $          $            $           $

-----
  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting expenses payable by the Company estimated at
      $          .
  (3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to
      the Company will be $         , $          and $         , respectively.
      See "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Andrews & Kurth L.L.P., counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about          , 1997 at the office
of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER
                                                    DONALDSON, LUFKIN & JENRETTE
                                          Securities Corporation

     , 1997

  NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSONS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

  UNTIL            , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................   12
Dividend Policy...........................................................   12
Dilution..................................................................   13
Capitalization............................................................   14
Selected Financial Data...................................................   15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   16
Business..................................................................   22
Management................................................................   38
Certain Transactions......................................................   42
Principal and Selling Stockholders........................................   43
Shares Eligible for Future Sale...........................................   44
Description of Capital Stock..............................................   45
Underwriters..............................................................   51
Legal Matters.............................................................   52
Experts...................................................................   52
Additional Information....................................................   53
Index to Consolidated Financial Statements................................  F-1

                               ----------------

  The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited consolidated financial information.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) gives effect to the Company's expected reorganization as a Delaware corporation prior to the
consummation of the Offering, which will have the effect of a            for
          stock split, and (ii) assumes that the Underwriters' over-allotment option will not be exercised. Unless otherwise indicated by the context, references herein to the "Company" or "Dril-Quip" mean a Delaware corporation that is the issuer of the Common Stock offered hereby, its predecessor and its subsidiaries.

                                  THE COMPANY

  Dril-Quip is one of the world's leading manufacturers of highly engineered offshore drilling and production equipment which is well suited for use in deepwater, harsh environment and severe service applications. The Company designs and manufactures subsea equipment, surface equipment and offshore rig equipment for use by major integrated, large independent and foreign national oil and gas companies in offshore areas throughout the world. The Company's principal products consist of subsea and surface wellheads, subsea and surface production trees, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, wellhead connectors and diverters. The Company also provides installation and reconditioning services and rents running tools for use in connection with the installation and retrieval of its products. In 1996, the Company derived 82.1% of its revenues from the sale of its products and 17.9% of its revenues from services.

  Dril-Quip has developed its broad line of subsea equipment, surface equipment and offshore rig equipment exclusively through its internal product development efforts. The Company believes that it has achieved significant market share and brand name recognition with respect to its established products due to the technological capabilities, reliability, cost effectiveness and operational timesaving features of these products. In particular, the Company's Quik-Thread(R) and Quik-Stab(R) specialty connectors, MS-15(R) mudline hanger systems and SS-10(R) and SS-15(R) subsea wellheads are among the most widely used in the industry. The Company believes that, as of June 1, 1997, its subsea wellhead equipment was being used on approximately 70% of the wells being drilled in waters deeper than 3,000 feet worldwide. Since 1991, the Company has introduced a number of new products, including diverters, wellhead connectors, dual-bore and single-bore subsea production trees, subsea and platform valves, platform wellheads, platform trees, drilling risers and Spar and tension leg platform ("TLP") production risers.

  The Company has grown consistently since its inception in 1981 and has been profitable in every year since 1983. As a result of new product introductions, increased market share in established product lines and increased offshore drilling and production activity, the Company's revenues have increased from $65.2 million in 1992 to $115.9 million in 1996 (an annual growth rate of 15.4%), and its net income has increased from $1.7 million in 1992 to $9.1 million in 1996 (an annual growth rate of 52.1%). For the three months ended March 31, 1997, the Company's revenues were $34.2 million and its net income was $2.3 million, representing a 36.0% increase in revenues and a 30.2% increase in net income from the comparable period in 1996.

  The Company has experienced increased demand for its products due to the increased drilling and production activity in offshore areas throughout the world during the last several years, particularly in deeper waters. The increase in offshore drilling and production activity has been driven by a number of factors, including (i) the prospect for relatively larger hydrocarbon discoveries in deepwater areas and (ii) recent technological advances in offshore drilling and production equipment (including those introduced by Dril-
Quip), seismic data collection and interpretation techniques, and drilling techniques, which have enhanced the economics of offshore drilling and production. In addition, several foreign national oil companies have recently opened offshore areas for exploration and development by other parties, including major integrated and large independent oil and gas companies. These factors have contributed to the increase in the Company's backlog from approximately $56 million at December 31, 1996 to approximately $101 million at June 30, 1997, an 80% increase. The Company intends to use the proceeds from the Offering to expand its manufacturing capacity in order to satisfy the increased demand for its products.

  Dril-Quip markets its products through its offices and sales representatives located in all of the major international energy markets throughout the world. In 1996, the Company generated approximately 68% of its revenues from foreign sales. The Company manufactures its products at its facilities located in Houston, Texas; Aberdeen, Scotland; and Singapore, and maintains additional facilities for fabrication and/or reconditioning in Norway, Denmark and Australia. Dril-Quip's manufacturing operations are vertically integrated, with the Company performing substantially all of its forging, heat treating, machining, fabrication, inspection, assembly and testing at its own facilities. Unlike essentially all of the Company's competitors, which depend on outside sources for forging and heat treatment services, Dril-Quip owns a forge and heat treatment facility that handles virtually all of the Company's requirements. This vertically integrated manufacturing capability provides Dril-Quip with competitive advantages because the Company is able to (i) control the quality of its products from initial stages, (ii) control the costs of its production and (iii) assure timely delivery of high-volume and customized orders.

  The Company was co-founded in 1981 by the current Board of Directors, Larry
E. Reimert, Gary D. Smith, J. Mike Walker and Gary W. Loveless (the "Founders"). Together, Messrs. Reimert, Smith and Walker have over 75 years of combined experience in the oilfield equipment industry, essentially all of which has been with the Company and its major competitors. In addition, key department managers have been with the Company over 10 years, on average. See "Management." After the Offering, the Founders will collectively beneficially
own    % of the outstanding Common Stock (   % if the over-allotment option is
exercised in full).

STRATEGY

  The Company's goal is to expand its existing market position in the offshore oil and gas equipment and services sector while at the same time increasing its earnings and cash flow per share to enhance overall stockholder value. Key elements of the Company's strategy for achieving this goal are to:

  . CONTINUE TO DEVELOP NEW PRODUCTS. The Company plans to utilize its technological expertise to continue to develop and introduce new products and product enhancements in both its existing product lines and new product lines. For example, the Company has recently received purchase orders for drilling risers, production risers and deepwater subsea production trees. The Company believes that the strong brand name recognition and reputation of its existing products will assist it in successfully introducing new products to customers.

  . INCREASE MANUFACTURING CAPACITY. To maintain and improve market share in its major product lines, the Company plans to expand its manufacturing capacity by approximately 90% during the three year period 1997 through 1999, approximately two-thirds of which is expected to be completed by the end of 1998. The Company has been operating at close to full capacity in recent years, and believes that this expansion is essential in order to meet customer demand for its existing products and to continue its strategy of developing new products.

  . CONTINUE TO REDUCE COSTS AND INCREASE OPERATIONAL EFFICIENCIES. The
    Company controls its costs through such activities as performing its own forging and heat treatment, rebuilding quality used machine tools (rather than purchasing new machine tools) and optimizing manufacturing operations to increase the rate of production. Dril-Quip also plans to expand its forging capacity to begin marketing forgings to third parties in addition to supplying its own forging requirements. The Company expects that this will provide additional cost efficiencies as well as additional revenues, thereby contributing to profits.

  . CONTINUE EXPANSION INTO SELECTED INTERNATIONAL MARKETS. The Company's products are currently utilized primarily in the Gulf of Mexico, the North Sea and in selected markets in Southeast Asia, Australia and South America. The Company has recently engaged international sales representatives in several additional markets, including Mexico, West Africa and the Middle East. The Company believes that there is significant potential for increased sales through focused marketing efforts in other active offshore areas in the world, such as China, Argentina and the Caspian Sea.

  . CAPITALIZE ON STRONG BALANCE SHEET. The Company plans to use a portion of the net proceeds from the Offering initially to repay its existing indebtedness. The Company believes that its strong balance sheet will provide it with the financial flexibility to carry out its strategy to design and develop new products, significantly increase manufacturing capacity and expand its international presence.

                                  THE OFFERING

Common Stock offered by:
  The Company......................        shares
  The Selling Stockholders.........        shares
    Total..........................        shares
Common Stock to be outstanding
 after the Offering................        shares (1)
Use of Proceeds.................... To increase manufacturing capacity, improve and expand facilities, and manufacture
                                    additional running tools for rental. See
                                    "Use of Proceeds."
Proposed New York Stock Exchange
 Symbol............................ DRQ

--------
(1) Excludes an aggregate of      shares of Common Stock reserved for issuance
    upon exercise of stock options to be granted at the closing of the Offering under the Company's 1997 Incentive Plan (the "Incentive Plan"). See "Management--Incentive Plan," "Shares Eligible for Future Sale" and Notes to the Company's Consolidated Financial Statements.

                                  RISK FACTORS

  Prospective purchasers should consider all of the information contained in this Prospectus before making an investment in shares of Common Stock. In particular, prospective purchasers should consider the factors set forth herein under "Risk Factors."

                             SUMMARY FINANCIAL DATA

                                                                   (UNAUDITED)
                                                                  THREE MONTHS
                                        YEAR ENDED DECEMBER 31,  ENDED MARCH 31,
                                       ------------------------- ---------------
                                        1994     1995     1996    1996    1997
                                       ------- -------- -------- ------- -------
                                       (IN THOUSANDS, EXCEPT SHARE AND INDUSTRY
                                                         DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.............................  $80,548 $108,390 $115,864 $25,155 $34,215
Cost of sales........................   58,604   76,471   77,863  16,889  24,635
Selling, general and administrative
 expenses............................   11,673   13,597   15,031   3,606   3,701
Engineering and product development
 expenses............................    6,069    5,769    6,971   1,487   1,890
                                       ------- -------- -------- ------- -------
                                        76,346   95,837   99,865  21,982  30,226
Operating income.....................    4,202   12,553   15,999   3,173   3,989
Interest expense.....................    2,273    2,944    2,647     636     668
                                       ------- -------- -------- ------- -------
Income before income taxes...........    1,929    9,609   13,352   2,537   3,321
Income tax provision.................      635    3,023    4,234     804   1,065
                                       ------- -------- -------- ------- -------
Net income...........................  $ 1,294 $  6,586 $  9,118 $ 1,733 $ 2,256
                                       ======= ======== ======== ======= =======
Earnings per share...................  $       $        $        $       $
Weighted average shares outstanding..
OTHER DATA:
EBITDA (1)...........................  $ 8,069 $ 17,201 $ 20,387 $ 4,372 $ 5,277
Depreciation and amortization........    3,867    4,648    4,388   1,199   1,288
Capital expenditures.................    4,614    6,184    7,228   1,463   1,869
OFFSHORE INDUSTRY DATA (2):
Worldwide average contracted offshore
 rig count...........................    535.8    540.5    572.0   551.3   585.0
Worldwide average contracted floating
 rig count...........................    143.0    139.4    152.8   147.7   157.7

                                                          AS OF MARCH 31, 1997
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                         -------- --------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA (UNAUDITED):
Working capital......................................... $ 50,957
Total assets............................................  113,911
Total debt..............................................   33,364
Total stockholders' equity..............................   51,937

--------
(1) EBITDA, or "earnings from continuing operations before interest expense, interest income, income taxes, extraordinary items, depreciation and amortization," is not a generally accepted accounting principle measure, but is a supplemental financial measurement used by the Company in the evaluation of its business. EBITDA should not be construed as an alternative to net income or to cash flow from operations or any other measure of performance in accordance with generally accepted accounting principles, and is presented solely as supplemental disclosure.
(2) Data obtained from Offshore Data Services.
(3) Adjusted to give effect to the Offering and the application of the estimated net proceeds to the Company therefrom of approximately $
    million (assuming an initial public offering price of $    per share). See
    "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements regarding the Company's business strategy, plans and objectives of management of the Company for future operations and future industry conditions are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will be met. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed below and elsewhere in this Prospectus.

DEPENDENCE ON THE OIL AND GAS INDUSTRY

  The Company's business is substantially dependent upon the condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on exploration, drilling and production operations offshore. The level of capital expenditures is generally dependent on the prevailing view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including worldwide economic activity, interest rates and the cost of capital, environmental regulation, tax policies, coordination by the Organization of Petroleum Exporting Countries ("OPEC"), the cost of exploring for and producing oil and gas, the sale and expiration dates of offshore leases in the United States and overseas, the discovery rate of new oil and gas reserves in offshore areas and technological advances. Oil and gas prices and the level of offshore drilling and production activity have been characterized by significant volatility in recent years. Although hydrocarbon prices have improved in recent years and the level of offshore exploration, drilling and production activity has increased, there can be no assurance that such price and activity levels will be sustained and that there will not be continued volatility in the level of drilling and production related activities. A significant and prolonged decline in hydrocarbon prices would likely have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

INTERNATIONAL OPERATIONS

  The Company has substantial international operations, with approximately 68% of its revenues derived from foreign sales in each of 1994, 1995 and 1996. The Company operates its business and markets its products and services in all of the significant oil and gas producing areas in the world and is, therefore, subject to the risks customarily attendant to international operations and investments in foreign countries. These risks include nationalization, expropriation, war and civil disturbance, restrictive action by local governments, limitation on repatriation of earnings, change in foreign tax laws and change in currency exchange rates, any of which could have an adverse effect on either the Company's ability to manufacture its products in its facilities abroad or the demand in certain regions for the Company's products or both. To date, the Company has not experienced any significant problems in foreign countries arising from local government actions or political instability, but there is no assurance that such problems will not arise in the future. Interruption of the Company's international operations could have a material adverse effect on its overall operations.

  The Company conducts a portion of its business in currencies other than the United States dollar, and the Company's operations are subject to fluctuations in foreign currency exchange rates. The Company has generally endeavored to protect itself against substantial foreign currency fluctuations by limiting the amount of sales denominated in currencies other than United States dollars and by contractual purchase price adjustments based on an exchange rate formula related to U.S. dollars. There is no assurance that the Company will be able to protect itself against such fluctuations in the future. Historically, the Company has not conducted business in countries that limit repatriation of earnings. However, as the Company expands its international operations, it may begin operating in countries that have such limitations. Further, there can be no assurance that the countries in which the Company currently operates will not adopt policies limiting repatriation of earnings in the future.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Currency Risk."

OPERATING RISKS

  Certain products of the Company are used in potentially hazardous drilling, completion and production applications that can cause personal injury, product liability and environmental claims. Litigation arising from a catastrophic occurrence at a location where the Company's equipment and/or services are used may in the future result in the Company being named as a defendant in lawsuits asserting potentially large claims. To the extent available, the Company maintains insurance coverage that it believes is customary in the industry. Such insurance does not, however, provide coverage for all liabilities (including liability for certain events involving pollution), and there is no assurance that its insurance coverage will be adequate to cover claims that may arise or that the Company will be able to maintain adequate insurance at rates it considers reasonable. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company.

  A portion of the Company's business consists of designing, manufacturing, selling and installing equipment for major projects pursuant to competitive bids, and the number of such projects in any year fluctuates. The Company's profitability on such projects is critically dependent on making accurate and cost effective bids and performing efficiently in accordance with bid specifications. Various factors can adversely affect the Company's performance on individual projects, with potential adverse effects on project profitability.

  Some of the Company's revenues are earned on a percentage-of-completion basis generally based on the ratio of costs incurred to the total estimated costs. Accordingly, purchase order price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage of completion are reflected in the period when such estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported profits, the Company would have to recognize a charge against current earnings, which could be significant depending on the size of the project or the adjustment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview."

DEPENDENCE ON KEY EMPLOYEES AND TECHNICAL PERSONNEL

  The Company depends to a large extent on the services of the Company's executive management team, Mr. Larry E. Reimert, Mr. Gary D. Smith and Mr. J. Mike Walker, the loss of any of whom could have a material adverse effect on the Company's operations. Prior to the completion of the Offering, the Company will enter into employment agreements with each of Messrs. Reimert, Smith and Walker. See "Management--Employment Agreements."

  The Company believes that its success is also dependent upon its ability to continue to employ and retain skilled machinists and technical personnel. The Company's ability to expand its operations depends in part on its ability to increase its skilled labor force. The demand for such workers is high and the supply is limited. While the Company believes that its wage rates are competitive and that its relationship with its skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction of the Company's skilled labor force, increases in the wage rates paid by the Company or both. If either of these events were to occur, in the near-term, the profits realized by the Company from work in progress would be reduced and, in the long-term, the production capacity and profitability of the Company could be diminished and the growth potential of the Company could be impaired.

RELIANCE ON PRODUCT DEVELOPMENT AND POSSIBLE TECHNOLOGICAL OBSOLESCENCE

  The Company's ability to develop new products and maintain technological advantages is important to its future success. There can be no assurance that the Company will be able to develop new products, successfully differentiate itself from its competitors or adapt to evolving markets and technologies.

  The Company's ability to compete effectively will also depend on its ability to continue to obtain patents on its proprietary technology and products. As of June 30, 1997 the Company held 40 U.S. patents and 95 foreign patents. Although the Company does not consider any single patent to be material to its business as a whole, the inability to protect its future innovations through patents could have a material adverse effect on the Company.

CONTROL BY CERTAIN STOCKHOLDERS

  Upon completion of the Offering, the Founders collectively will beneficially
own approximately   % (  % if the Underwriters' over-allotment option is
exercised in full) of the outstanding shares of Common Stock. As a result, they will be able to influence significantly and possibly control the outcome of certain matters requiring a stockholder vote, including the election of directors. Such ownership of Common Stock may have the effect of delaying or preventing a change of control of the Company and may adversely affect the voting and other rights of other stockholders. See "Principal and Selling Stockholders."

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

  Many aspects of the Company's operations are affected by political developments and are subject to both domestic and foreign governmental regulations, including those relating to oilfield operations, worker safety and the protection of the environment. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally, including those specifically directed to offshore operations. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic or other policy reasons could adversely affect the Company's operations by limiting demand for the Company's products. The Company cannot determine the extent to which its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

  The Company's operations are affected by numerous foreign, federal, state and local environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. Certain environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. See "Business-- Governmental Regulations."

COMPETITION

  The Company faces significant competition from other manufacturers of drilling and production equipment. Several of its primary competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources than those of the Company and which, in some instances, have been engaged in the manufacturing business for a much longer time than the Company. See "Business--Competition."

RELIANCE ON SIGNIFICANT CUSTOMERS

  The Company's business is dependent on securing and maintaining customers by promptly delivering reliable, high-performance products. For the year ended December 31, 1996, one of the Company's customers, the Royal Dutch Shell Group of Companies (aggregating orders placed by all of its worldwide affiliates), accounted for approximately 19% of revenues. The products that the Company may sell to any particular customer depend on the size of that customer's capital expenditure budget devoted to offshore drilling plans in a particular year and on the results of competitive bids for major projects. Consequently, a customer that accounts for a significant portion of revenues in one fiscal year may represent an immaterial portion of revenues in subsequent years. See "--Operating Risks." While the Company is not dependent on any one customer or group of customers, the loss of one or more of its significant customers could, at least on a short-term basis, have an adverse effect on the Company's results of operations. See "Business--Customers."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon the completion of the Offering, the Company will have a total of
shares of Common Stock outstanding. Of these shares, the     shares of Common
Stock offered hereby (    shares if the Underwriters' over-allotment option is
exercised in full) will be freely tradeable without restrictions or registration under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company, as defined under the
Securities Act. The remaining     shares of Common Stock outstanding will be
restricted securities as that term is defined by Rule 144 as promulgated under
the Securities Act. In addition,     shares of Common Stock may be issued
pursuant to restricted stock awards and options that will be issued under the Company's incentive plan at an exercise price equal to the initial public offering price in the Offering. See "Management--Executive Compensation."

  Under Rule 144 (and subject to the conditions thereof, including volume
limitations),     of the     restricted shares will become eligible for sale
90 days after the Offering. The directors and officers of the Company have agreed that they will not, directly or indirectly, sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. The Company will enter into a Registration Rights Agreement upon the consummation of the Offering whereby it will agree to register under the Securities Act shares of Common Stock held by Messrs. Reimert, Smith, Walker and Loveless to facilitate the sales thereof. See "Certain Transactions--Registration Rights Agreement." Future sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. For further information concerning Common Stock available for resale after the Offering, see "Shares Eligible for Future Sale" and "Underwriters."

NO INTENTION TO PAY DIVIDENDS

  The Company currently intends to retain any earnings for the future operation and development of its business and does not currently anticipate paying any dividends in the foreseeable future. The Company's existing credit facilities restrict the payment of dividends. See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Notes to the Company's Consolidated Financial Statements.

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's Certificate of Incorporation and Bylaws, among other things, provide for a classified Board of Directors with staggered terms, restrict the ability of stockholders to take action by written consent, impose certain supermajority voting requirements and authorize the Board of Directors to set the terms of Preferred Stock. In addition, the Company's Certificate of Incorporation and the Delaware General Corporation Law contain provisions that impose restrictions on business combinations with interested parties. The Company has also adopted a stockholder rights plan. The stockholder rights plan, the provisions of the Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law may have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock."

ABSENCE OF PRIOR PUBLIC MARKET

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Company and the Underwriters and may not be indicative of the price at which the Common Stock will trade following the completion of the Offering. See

"Underwriters" for a discussion of the factors to be considered in determining the initial public offering price. The completion of the Offering provides no assurance that an active trading market for the Common Stock will develop or, if developed, that it will be sustained. The market price of the Common Stock could also be subject to significant fluctuation and may be influenced by many factors, including variations in results of operations, variations in natural gas and oil prices, investor perceptions of the Company and the oil and natural gas industry, and general economic and other conditions.

DILUTION

  Purchasers of Common Stock in the Offering will experience immediate and
substantial dilution in the net tangible book value of their stock of      per
share (assuming an initial public offering price of $    per share). See
"Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering, assuming an initial
public offering price of $      per share, and after deducting underwriting
discounts, commissions and estimated expenses, are estimated to be
approximately $           million ($           million if the Underwriters'
over-allotment option is exercised in full). The Company intends to use the net proceeds for capital expenditures to increase manufacturing capacity, improve and expand facilities and manufacture additional running tools for rental. Dril-Quip expects that these expenditures will be incurred over a three-year period and that total capital expenditures for these purposes will be approximately $11 million in 1997 and approximately $23 million in 1998. In particular, the Company expects to spend approximately $16 million to complete the planned expansion at its Eldridge site in Houston, Texas, which is expected to be completed in 1999. The Company plans to spend approximately $4.5 million in 1997 to add machine tools at its existing facilities, most of which will be moved to the new facilities upon their completion. Pending application of the proceeds for these purposes, the Company intends to use
approximately $      million to repay its bank indebtedness in full and
approximately $      million for working capital. The balance of the proceeds
will be invested in short term investment grade securities.

  The Company's credit facilities with Bank One, Texas, National Association ("Bank One") are provided through a Credit Agreement dated March 30, 1994, as amended, and currently consist of (i) a $25 million revolving credit facility bearing interest at a rate of 1/4% over Bank One's base rate from day to day (this facility terminates on June 1, 1999), (ii) a $3 million advancing credit facility for the purchase of land and equipment and improvements to facilities bearing interest at a rate of 1/2% over Bank One's base rate from day to day (this facility terminates on October 1, 2001), and (iii) a $10.7 million term loan bearing interest at 1/2% over Bank One's base rate from day to day that matures on July 1, 1999. Indebtedness under the term loan was used for the purchase of land, buildings, equipment and improvements to facilities, as well as other capital expenditures. At March 31, 1997, $29.7 million was outstanding under the Bank One credit facilities, bearing interest at an average rate of 8.85%, and approximately $7.3 million was available for drawdown under the revolving facility.

  The Company has three term loans with the Bank of Scotland: a June 7, 1996 loan, a September 19, 1994 loan and a December 12, 1991 loan. Each loan has a 120-month maturity. The June 7, 1996 and September 19, 1994 loans each bear interest at 1.75% over the Bank of Scotland's base rate, and the December 12, 1991 loan bears interest at 1.5% over the Bank of Scotland's base rate. Indebtedness under the Bank of Scotland term loans was used for the purchase of land and buildings and to improve the Company's Aberdeen manufacturing facilities. At March 31, 1997, $800,000, $600,000 and $1.8 million were outstanding under the Bank of Scotland term loans, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company paid dividends of $          and $           per share of Common
Stock in 1995 and 1996, respectively. However, the Company does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain any earnings for the future operation and development of its business. The Board of Directors will review this policy on a regular basis in light of the Company's earnings, financial condition and market opportunities. The Company's existing credit facilities restrict the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  As of March 31, 1997, the net tangible book value of the Company was
approximately $    million, or approximately $    per share of Common Stock.
Net tangible book value per share represents the amount of the Company's tangible book value (total book value of tangible assets less total liabilities) divided by the total number of shares of Common Stock outstanding. After giving effect to the receipt of the estimated net proceeds from the Offering (net of estimated underwriting discounts and commissions and
Offering expenses) at an assumed initial public offering price of $    per
share, the pro forma net tangible book value of the Common Stock outstanding
at March 31, 1997 would have been $    per share, representing an immediate
increase in net tangible book value of $    per share to current stockholders
and an immediate dilution of $    per share (the difference between the
assumed initial public offering price and the net tangible book value per share after the Offering) to persons purchasing Common Stock at the assumed initial public offering price. The following table illustrates such per share dilution:

Assumed initial public offering price per share......................      $
  Net tangible book value per share before the Offering.............. $
  Increase in net tangible book value per share attributable to new investors.........................................................
                                                                      ----
Pro forma net tangible book value per share after giving effect to
 the Offering........................................................      $
                                                                           ----
Dilution in net tangible book value per share to new investors.......      $
                                                                           ====

  The following table sets forth, on a pro forma basis as of March 31, 1997, differences between the number of shares of Common Stock acquired from the Company, the total consideration price and the average price per share paid to the Company by existing stockholders and investors purchasing shares in the Offering (based upon an assumed initial public offering price per share of
$   ).

                                               SHARES         TOTAL      AVERAGE
                                            PURCHASED(1)  CONSIDERATION   PRICE
                                           -------------- --------------   PER
                                           NUMBER PERCENT AMOUNT PERCENT  SHARE
                                           ------ ------- ------ ------- -------
Current stockholders......................             %   $          %   $
New investors.............................
                                            ---     ---    ---     ---
  Total...................................          100%   $       100%
                                            ===     ===    ===     ===

--------
(1) Does not include approximately     shares of Common Stock issuable
    pursuant to options granted to officers and employees of the Company. The exercise of such stock options will be dilutive to the interests of new investors. See "Management--Incentive Plan."

                                CAPITALIZATION

  The following table sets forth the consolidated short-term debt and total capitalization of the Company (i) as of March 31, 1997 and (ii) as adjusted
for the sale of the     shares of Common Stock offered by the Company hereby
at an assumed offering price of $    per share and the application of the net
proceeds to the Company therefrom (after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company). See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

                                                             AS OF MARCH 31,
                                                                  1997
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Short-term debt:
  Current maturities of long-term debt:................... $ 3,546    $
                                                           =======    =======
Long-term debt, less current maturities:.................. $29,818    $
Stockholders' equity(1):
  Preferred stock, $    par value,     shares authorized,
   none issued and outstanding............................
  Common stock, $    par value,     shares authorized,
   shares issued and outstanding..........................      10
  Additional paid-in capital..............................      43
  Retained earnings.......................................  51,999
  Foreign currency translation adjustment.................    (115)
                                                           -------    -------
    Total stockholders' equity............................  51,937
                                                           -------    -------
      Total capitalization................................ $81,755    $
                                                           =======    =======

--------
(1) Does not include approximately     shares of Common Stock issuable
    pursuant to options granted to officers and employees of the Company. See "Management--Incentive Plan."

                            SELECTED FINANCIAL DATA

  The selected financial data as of and for each of the years ended December 31, 1994, 1995 and 1996 are derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected financial data presented below as of and for the years ended December 31, 1992 and 1993 are derived from audited consolidated financial statements of the Company not included in this Prospectus. The selected consolidated financial data as of and for the three-month periods ended March 31, 1996 and 1997 are derived from the unaudited consolidated financial statements of the Company that in the opinion of the Company's management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of its financial condition and results of operations as of such dates and for such periods. The results for the three-month period ended March 31, 1997 are not necessarily indicative of the results that may be expected for the entire year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                       (UNAUDITED)
                                                                   THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,               MARCH 31,
                         ----------------------------------------- -------------------
                          1992    1993    1994     1995     1996    1996      1997
                         ------- ------- ------- -------- -------- ------- -----------
                                       (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................ $65,172 $82,553 $80,548 $108,390 $115,864 $25,155  $ 34,215
Cost of sales...........  48,120  61,704  58,604   76,471   77,863  16,889    24,635
Selling, general and
 administrative
 expenses...............   8,074  10,907  11,673   13,597   15,031   3,606     3,701
Engineering and product
 development expenses...   4,494   5,152   6,069    5,769    6,971   1,487     1,890
                         ------- ------- ------- -------- -------- -------  --------
                          60,688  77,763  76,346   95,837   99,865  21,982    30,226
Operating income........   4,484   4,790   4,202   12,553   15,999   3,173     3,989
Interest expense........   1,915   1,494   2,273    2,944    2,647     636       668
                         ------- ------- ------- -------- -------- -------  --------
Income before income
 taxes..................   2,569   3,296   1,929    9,609   13,352   2,537     3,321
Income tax provision....     916     886     635    3,023    4,234     804     1,065
                         ------- ------- ------- -------- -------- -------  --------
Net income.............. $ 1,653 $ 2,410 $ 1,294 $  6,586 $  9,118 $ 1,733  $  2,256
                         ======= ======= ======= ======== ======== =======  ========
Earnings per share...... $       $       $       $        $        $        $
Weighted average shares
 outstanding............
OTHER DATA:
EBITDA(1)............... $ 8,050 $ 8,549 $ 8,069 $ 17,201 $ 20,387 $ 4,372  $  5,277
Depreciation and
 amortization...........   3,566   3,759   3,867    4,648    4,388   1,199     1,288
Capital expenditures....   4,283   6,592   4,614    6,184    7,228   1,463     1,869
                                    AS OF DECEMBER 31,                        AS OF
                         -----------------------------------------          MARCH 31,
                          1992    1993    1994     1995     1996              1997
                         ------- ------- ------- -------- --------         -----------
                                      (IN THOUSANDS)                       (UNAUDITED)
BALANCE SHEET DATA:
Working capital......... $30,135 $30,913 $34,099 $ 40,682 $ 49,524          $ 50,957
Total assets............  65,712  70,346  79,208   93,186  114,777           113,911
Total debt..............  26,659  28,100  30,416   31,052   32,536            33,364
Total stockholders'
 equity.................  28,048  30,267  32,903   39,501   50,882            51,937

--------
(1) EBITDA, or "earnings from continuing operations before interest expense, interest income, income taxes, extraordinary items, depreciation and amortization," is not a generally accepted accounting principle measure, but is a supplemental financial measurement used by the Company in the evaluation of its business. EBITDA should not be construed as an alternative to net income or to cash flow from operations or any other measure of performance in accordance with generally accepted accounting principles, and is presented solely as a supplemental disclosure.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto presented elsewhere in this Prospectus.

OVERVIEW

  Dril-Quip manufactures highly engineered offshore drilling and production equipment which is well suited for use in deepwater, harsh environment and severe service applications. The Company designs and manufactures subsea equipment, surface equipment and offshore rig equipment for use by major integrated, large independent and foreign national oil and gas companies in offshore areas throughout the world. The Company's principal products consist of subsea and surface wellheads, subsea and surface production trees, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, wellhead connectors and diverters. Dril-Quip also provides installation and reconditioning services and rents running tools for use in connection with the installation and retrieval of its products.

  The market for offshore drilling and production equipment and services is fundamentally driven by the exploration, development and production spending of oil and gas companies, particularly with respect to offshore activities worldwide. The Company has experienced increased demand for its products due to the increased drilling and production activity in offshore areas throughout the world during the last several years, particularly in deeper waters. The recent increase in offshore drilling and production activity has been driven by a number of factors, including (i) the prospect for relatively larger hydrocarbon discoveries in deepwater areas and (ii) recent technological advances in offshore drilling and production equipment (including those introduced by Dril-Quip), seismic data collection and interpretation techniques, and drilling techniques, which have enhanced the economics of offshore drilling and production. In addition, several foreign national oil companies have recently opened offshore areas for exploration and development by other parties, including major integrated and large independent oil and gas companies. These factors have contributed to the increase in the Company's backlog from approximately $56 million at December 31, 1996 to approximately $101 million at June 30, 1997, an 80% increase. See "Business--Industry Overview."

  The Company intends to use the proceeds from the Offering for a three-year capital expansion program to increase manufacturing capacity, improve and expand facilities and manufacture additional running tools for rental. The Company plans to expand its manufacturing capacity by approximately 90% during the three year period 1997 through 1999, approximately two-thirds of which is expected to be completed by the end of 1998. The Company believes that its increased capacity and improved facilities will enable the Company to achieve higher sales volumes. In connection with the capacity expansion, the Company plans to hire additional workers. See "Use of Proceeds" and "Business-- Strategy."

  Revenues. Dril-Quip's revenues are generated by its two operating groups: the Product Group and the Service Group. The Product Group manufactures offshore drilling and production equipment, and the Service Group provides installation and reconditioning services as well as rental running tools for installation and retrieval of its products. In 1996, the Company derived 82.1% of its revenues from the sale of its products and 17.9% of its revenues from services. Revenues from the Service Group generally correlate to revenues from product sales, as increased product sales generate increased revenues from installation services and rental running tools. Revenues have increased over the last three years principally as a result of increased sales volumes of the Company's established products and services, the introduction of new products and product enhancements and price increases for the Company's products and services. These price increases have occurred due to an increase in demand and capacity constraints experienced by the Company and its competitors. Substantially all of Dril-Quip's sales are made on a purchase order basis. Purchase orders are subject to change and/or termination at the option of the customer. In case of a change or termination, the customer is required to pay the Company for work performed and other costs necessarily incurred as a result of the change or termination.

  Historically, Dril-Quip recognized revenues upon the delivery of a completed product. As the Company has begun manufacturing larger and more complex products that have longer manufacturing times, the Company has begun to account for purchase orders covering such products on a percentage of completion basis. As the Company has only recently started marketing and manufacturing such products, no purchase orders would have been accounted for using the percentage of completion method prior to 1997. For the first six months of 1997, one project representing 8.7% of the Company's revenues was accounted for using percentage of completion accounting. The Company expects that this percentage may increase in the future. Revenues accounted for in this manner are generally recognized on the ratio of costs incurred to the total estimated costs. Accordingly, price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage of completion are reflected in the period when such estimates are revised. Amounts received from customers in excess of revenues recognized are classified as a current liability. The Company historically has experienced some seasonality, with revenues and operating income slightly lower during the first and third quarters compared to the second and fourth quarters. The Company's revenues are affected by its customers' capital expenditure budgeting process, which generally results in lower revenues in the first quarter and higher revenues in the fourth quarter. The increase in revenues recognized using percentage of completion accounting may result in less fluctuation in revenues recognized from quarter to quarter. See "Risk Factors--Operating Risks."

  As part of its capacity expansion, the Company plans to expand its capacity for forging and heat treatment by adding additional facilities and machinery. In the future, the Company plans to market forgings to third parties to the extent its capacity allows, an activity which it expects will be an additional source of revenues.

  Foreign sales represent a significant portion of the Company's business. In the three months ended March 31, 1997 and in each of fiscal 1996, 1995 and 1994, the Company generated approximately 68% of its revenues from foreign sales. However, in each period, approximately 70% of all products sold were manufactured in the United States.

  Cost of Sales. The principal elements of cost of sales are labor, raw materials and manufacturing overhead. Variable costs, such as labor, raw materials, supplies and energy, generally account for approximately two-thirds of the Company's cost of sales. The Company has experienced increased labor costs over the past few years due to the limited supply of skilled workers. See "Risk Factors--Dependence on Key Employees and Technical Personnel." Fixed costs, such as the fixed portion of manufacturing overhead, constitute the remainder of the Company's cost of sales. The Company continually seeks to improve its efficiency and cost position. See "Business--Strategy." Cost of sales as a percentage of revenues is also influenced by the product mix sold in any particular quarter and market conditions. The Company's costs related to its foreign operations do not significantly differ from its domestic costs.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses include the costs associated with sales and marketing, general corporate overhead, compensation expense, legal expenses and other related administrative functions.

  Engineering and Product Development Expenses. Engineering and product development expenses consist of new product development and testing, as well as application engineering related to customized products.

  Income Tax Provision. Dril-Quip's marginal tax rate has historically been lower than the statutory rate due to benefits from its foreign sales corporation. The Company expects that its marginal tax rate will rise slightly as its income increases.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain statement of operations data expressed as a percentage of net revenues:

                                                                     THREE
                                                                    MONTHS
                                                YEAR ENDED           ENDED
                                               DECEMBER 31,        MARCH 31,
                                             -------------------  ------------
                                             1994   1995   1996   1996   1997
                                             -----  -----  -----  -----  -----
                                               %      %      %      %      %
Revenues:
  Product Group.............................  83.0%  83.7%  82.1%  81.5%  86.5%
  Service Group.............................  17.0   16.3   17.9   18.5   13.5
                                             -----  -----  -----  -----  -----
    Total................................... 100.0  100.0  100.0  100.0  100.0
Cost of sales...............................  72.8   70.6   67.2   67.2   72.0
Selling, general and administrative
 expenses...................................  14.5   12.5   13.0   14.3   10.8
Engineering and product development
 expenses...................................   7.5    5.3    6.0    5.9    5.5
                                             -----  -----  -----  -----  -----
Operating income............................   5.2   11.6   13.8   12.6   11.7
Interest expense............................   2.8    2.7    2.3    2.5    2.0
                                             -----  -----  -----  -----  -----
Income before income taxes..................   2.4    8.9   11.5   10.1    9.7
Income tax provision........................   0.8    2.8    3.6    3.2    3.1
                                             -----  -----  -----  -----  -----
Net income..................................   1.6%   6.1%   7.9%   6.9%   6.6%
                                             =====  =====  =====  =====  =====

 THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
1996

  Revenues. Revenues increased by $9.1 million, or 36%, to $34.2 million in the three months ended March 31, 1997 from $25.1 million in the three months ended March 31, 1996. This increase was primarily due to strong market demand, along with increased manufacturing capacity, price increases and an increase in project related sales of new products.

  Cost of Sales. Cost of sales increased $7.7 million, or 46%, to $24.6 million for the three months ended March 31, 1997 from $16.9 million for the same period in 1996. As a percentage of revenues, cost of sales increased from 67% in 1996 to 72% in 1997. This increase in cost of sales as a percentage of revenues was primarily due to sales of new products, which tend to initially have lower margins, and higher labor costs, which was partially offset by improved pricing.

  Selling, General and Administrative Expenses. In the first three months of 1997, selling, general and administrative expenses increased by $100,000, or 3%, to $3.7 million from $3.6 million in the 1996 period. The increase was due to an increased number of personnel to support higher sales volumes and increased labor costs. Selling, general and administrative expenses decreased as a percent of revenues from 14.3% to 10.8%.

  Engineering and Product Development Expenses. In the first three months of 1997, engineering and product development expenses increased by $400,000, or 27%, to $1.9 million from $1.5 million in the same period in 1996. The increase primarily reflects an increased number of personnel and, to a lesser extent, increased development testing related to new products.

  Interest Expense. Interest expense for the three months ended March 31, 1997 was approximately $650,000, the same as for the corresponding period in the prior year.

  Net Income. Net income increased by approximately $600,000, or 35%, from $1.7 million in the first three months in 1996 to $2.3 million in 1997 for the reasons set forth above.

 YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues. Revenues increased by $7.5 million, or approximately 7%, to $115.9 million in 1996 from $108.4 million in 1995. This increase was primarily due to a small volume increase plus a slight increase in prices in the last half of the year. There was continued strong market demand for the Company's products and services, but revenues were limited by manufacturing capacity constraints. Domestic sales accounted for $4.8 million, or 64% of the increase.

  Cost of Sales. Cost of sales increased $1.4 million, or 2%, to $77.9 million for the year ended December 31, 1996 from $76.5 million for the year ended December 31, 1995. Cost of sales increased due to higher sales volumes, offset in part by decreases in costs. As a percentage of revenues, cost of sales decreased from 71% in 1995 to 67% in 1996. This decrease was primarily due to the effect of increased forging operations which resulted in lower per unit costs than in the comparable prior period when more of the Company's forgings were outsourced. In addition, price increases in the last half of the year contributed to the decrease in cost of sales as a percentage of revenues.

  Selling, General and Administrative Expenses. For the year ended December 31, 1996, selling, general and administrative expenses increased by $1.4 million, or 10%, to $15.0 million from $13.6 million in 1995, but remained at approximately 13% of revenues in each year. This increase was primarily due to the increased number of personnel on a worldwide basis required to meet sales demand.

  Engineering and Product Development Expenses. For the year ended December 31, 1996, engineering and product development expenses increased by $1.2 million, or 21%, to $7.0 million from $5.8 million in the same period in 1995. The increase was due primarily to the addition of personnel needed to expand new product development.

  Interest Expense. Interest expense for the year ended December 31, 1996 was $2.6 million, a decrease of $300,000, or 10%, from interest expense of $2.9 million for the prior year. The decrease was due to lower bank interest rates.

  Net Income. Net income increased by $2.5 million, or 38%, from $6.6 million for the year ended December 31, 1995 to $9.1 million in 1996 for the reasons set forth above.

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues. Revenues increased by $27.9 million, or 35%, to $108.4 million in 1995 from $80.5 million in 1994. This increase was due to increased sales volumes of the Company's products and services. Foreign sales accounted for $23.6 million, or 85%, of this increase.

  Cost of Sales. Cost of sales increased $17.9 million, or 31%, to $76.5 million for the year ended December 31, 1995 from $58.6 million for the year ended December 31, 1994. Cost of sales increased due to higher sales volumes offset in part by decreases in costs. As a percentage of revenues, cost of sales decreased from 73% in 1994 to 71% in 1995. This decrease was primarily due to efficiencies associated with increased manufacturing volume, which allowed allocation of fixed cost over a larger sales base, and increased utilization of the Company's forging and heat treatment facilities, which supplied all of the Company's heat treating requirements and a portion of its forgings in 1995.

  Selling, General and Administrative Expenses. For the year ended December 31, 1995, selling, general and administrative expenses increased by $1.9 million, or 17%, to $13.6 million from $11.7 million in 1994. The increase was due to the increased number of personnel on a worldwide basis required to meet sales demand and, to a lesser extent, increases in wages paid to personnel.

  Engineering and Product Development Expenses. For the year ended December 31, 1995, engineering and product development expenses decreased by $300,000, or 5%, to $5.8 million from $6.1 million in the same period in 1994. The decrease was attributable to the large increase in revenues in 1995, which delayed a portion of the Company's new product development and testing. However, the Company continued its product development program with respect to SingleBore(TM) and dual bore subsea trees, platform wellheads and TLP equipment.

  Interest Expense. Interest expense for the year ended December 31, 1995 was $2.9 million, an increase of $600,000, or 30%, from interest expense of $2.3 million for the prior year. The increase was due to increased bank debt and higher interest rates.

  Net Income. Net income increased by $5.3 million, or 408%, from $1.3 million for the year ended December 31, 1994 to $6.6 million in 1995 for the reasons set forth above.

LIQUIDITY AND CAPITAL RESOURCES

  The primary liquidity needs of the Company are to fund capital expenditures, such as increasing manufacturing capacity, improving and expanding facilities and manufacturing additional rental running tools; to fund payments of principal and interest on indebtedness; and to fund working capital. The Company's principal sources of funds have been cash flow from operations and bank indebtedness.

  Net cash provided by operating activities was $2.4 million in 1994, $6.5 million in 1995 and $5.2 million in 1996. For the three months ended March 31, 1997, net cash provided by operating activities was $800,000. Improvements in cash flow from operating activities are principally the result of improved operating results, offset in 1995, 1996 and 1997 by increased working capital requirements attributable to increases in accounts receivable and inventory due to increased sales.

  Capital expenditures by the Company were $4.6 million, $6.2 million, $7.2 million and $1.9 million in 1994, 1995, 1996 and the three months ended March 31, 1997, respectively. Principal payments on long-term debt were $2.7 million, $2.8 million, $3.2 million and $900,000 in 1994, 1995, 1996 and the three months ended March 31, 1997, respectively.

  The Company has planned to spend approximately $50 million over a three-year period for a capital expenditure program to increase manufacturing capacity, improve and expand facilities and manufacture additional rental running tools. Dril-Quip expects that total capital expenditures for these purposes will be approximately $11 million in 1997 and approximately $23 million in 1998. In particular, the Company expects to spend approximately $16 million to complete the planned expansion at its Eldridge site in Houston, Texas, which is expected to be completed in 1999. The Company plans to spend approximately $4.5 million in 1997 to add machine tools at its existing facilities, most of which will be moved to the new facilities upon their completion. The Company plans to use the net proceeds from the Offering to fund these capital expenditures. Pending application of the proceeds for these purposes, the
Company intends to use approximately $     million to repay its bank
indebtedness in full and approximately $     million for working capital. The
balance of the proceeds will be invested in short-term investment grade securities. See "Use of Proceeds."

  The Company's credit facilities with Bank One are provided through a Credit Agreement dated March 30, 1994, as amended, and currently consist of (i) a $25 million revolving credit facility bearing interest at a rate of 1/4% over Bank One's base rate from day to day (this facility terminates on June 1, 1999),
(ii) a $3 million advancing credit facility for the purchase of land and equipment and improvements to facilities bearing interest at a rate of 1/2% over Bank One's base rate from day to day (this facility terminates on October 1, 2001), and (iii) a $10.7 million term loan bearing interest at 1/2% over Bank One's base rate from day to day that matures on July 1, 1999. Indebtedness under the term loan was used for the purchase of land, buildings, equipment and improvements to facilities, as well as other capital expenditures. At March 31, 1997, $29.7 million was outstanding under the Bank One credit facilities, bearing interest at an average rate of 8.85%, and approximately $7.3 million was available for drawdown under the revolving facility.

  In addition, the Company has three term loans with the Bank of Scotland to finance land, buildings and improvements for its Aberdeen manufacturing facility: a June 7, 1996 loan, a September 19, 1994 loan and a

December 12, 1991 loan. Each loan has a 120-month maturity. The June 7, 1996 and September 19, 1994 loans each bear interest at 1.75% over the Bank of Scotland's base rate, and the December 12, 1991 loan bears interest at 1.5% over the Bank of Scotland's base rate. At March 31, 1997, $800,000, $600,000 and $1.8 million were outstanding under these term loans, respectively.

BACKLOG

  Backlog consists of firm customer orders for which a purchase order has been received, satisfactory credit or financing arrangements exist and delivery is scheduled. The Company's backlog at December 31, 1996 and June 30, 1997 was approximately $56 million and approximately $101 million, respectively. The Company expects to fill approximately 50% of the June 30, 1997 backlog by December 31, 1997. The remaining backlog at June 30, 1997 consists of longer-term projects that will be designed and manufactured to customer specifications rather than sold out of inventory. All of the Company's projects currently included in backlog are subject to change and/or termination at the option of the customer. In the case of a change or termination, the customer is required to pay the Company for work performed and other costs necessarily incurred as a result of the change or termination.

CURRENCY RISK

  Through its subsidiaries, the Company conducts a portion of business in currencies other than the United States dollar, principally the British pound sterling and the Norwegian kroner. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in U.S. dollars for the balance of the contract and by contractual purchase price adjustments based on an exchange rate formula related to U.S. dollars. Because of this strategy, the Company has not experienced significant transaction gains or losses associated with changes in currency exchange rates and does not anticipate such exposure to be material in the future. Exchange losses were approximately $167,000 in 1994 and $0 in 1995, net of income taxes. In 1996, the Company had an exchange gain of $163,000. The Company also has significant investments in countries other than the United States, principally its manufacturing operations in Aberdeen, Scotland and, to a lesser extent, Singapore. The functional currency of these foreign operations is the local currency and, accordingly, financial statement assets and liabilities are translated at current exchange rates. Resulting translation adjustments are reflected as a separate component of stockholders' equity and have no current effect on earnings or cash flow. See "Risk Factors--International Operations."

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, which establishes alternative methods of accounting and disclosure for employee stock-based compensation arrangements. The Company intends to account for anticipated stock options using the intrinsic value method of accounting which, based on the expected stock option plan design, will not result in the recognition of compensation expense as the anticipated exercise price of the options will equal or exceed the fair market value of the stock on the date of grant. The Company will provide pro forma disclosure of net income and earnings per share in the notes to the consolidated financial statements as if the fair value based method of accounting had been applied.

                                   BUSINESS

GENERAL

  Dril-Quip is one of the world's leading manufacturers of highly engineered offshore drilling and production equipment which is well suited for use in deepwater, harsh environment and severe service applications. The Company designs and manufactures subsea equipment, surface equipment and offshore rig equipment for use by major integrated, large independent and foreign national oil and gas companies in offshore areas throughout the world. The Company's principal products consist of subsea and surface wellheads, subsea and surface production trees, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, wellhead connectors and diverters. The Company also provides installation and reconditioning services and rents running tools for use in connection with the installation and retrieval of its products. In 1996, the Company derived 82.1% of its revenues from the sale of its products and 17.9% of its revenues from services.

  Dril-Quip has developed its broad line of subsea equipment, surface equipment and offshore rig equipment exclusively through its internal product development efforts. The Company believes that it has achieved significant market share and brand name recognition with respect to its established products due to the technological capabilities, reliability, cost effectiveness and operational timesaving features of these products. In particular, the Company's Quik-Thread(R) and Quik-Stab(R) specialty connectors, MS-15(R) mudline hanger systems and SS-10(R) and SS-15(R) subsea wellheads are among the most widely used in the industry. The Company believes that, as of June 1, 1997, its subsea wellhead equipment was being used on approximately 70% of the wells being drilled in waters deeper than 3,000 feet worldwide. Since 1991, the Company has introduced a number of new products, including diverters, wellhead connectors, dual-bore and single-bore subsea production trees, subsea and platform valves, platform wellheads, platform trees, drilling risers and Spar and TLP production risers.

  The Company has grown consistently since its inception in 1981 and has been profitable in every year since 1983. As a result of new product introductions, increased market share in established product lines and increased offshore drilling and production activity, the Company's revenues have increased from $65.2 million in 1992 to $115.9 million in 1996 (an annual growth rate of 15.4%), and its net income has increased from $1.7 million in 1992 to $9.1 million in 1996 (an annual growth rate of 52.1%). For the three months ended March 31, 1997, the Company's revenues were $34.2 million and its net income was $2.3 million, representing a 36.0% increase in revenues and a 30.2% increase in net income from the comparable period in 1996.

  The Company has experienced increased demand for its products due to the increased drilling and production activity in offshore areas throughout the world during the last several years, particularly in deeper waters. The increase in offshore drilling and production activity has been driven by a number of factors, including (i) the prospect for relatively larger hydrocarbon discoveries in deepwater areas and (ii) recent technological advances in offshore drilling and production equipment (including those introduced by Dril-Quip), seismic data collection and interpretation techniques, and drilling techniques, which have enhanced the economics of offshore drilling and production. In addition, several foreign national oil companies have recently opened offshore areas for exploration and development by other parties, including major integrated and large independent oil and gas companies. These factors have contributed to the increase in the Company's backlog from approximately $56 million at December 31, 1996 to approximately $101 million at June 30, 1997, an 80% increase. The Company intends to use the proceeds from the Offering to expand its manufacturing capacity in order to satisfy the increased demand for its products. See "Use of Proceeds."

  Dril-Quip markets its products through its offices and sales representatives located in all of the major international energy markets throughout the world. In 1996, the Company generated approximately 68% of its revenues from foreign sales. The Company manufactures its products at its facilities located in Houston, Texas; Aberdeen, Scotland; and Singapore, and maintains additional facilities for fabrication and/or reconditioning in Norway, Denmark and Australia. Dril-Quip's manufacturing operations are vertically integrated, with the Company performing substantially all of its forging, heat treating, machining, fabrication, inspection, assembly and testing at its own facilities. Unlike essentially all of the Company's competitors, which depend on outside sources for forging and heat treatment services, Dril-Quip owns a forge and heat treatment facility that handles virtually all of the Company's requirements. This vertically integrated manufacturing capability provides Dril-Quip with competitive advantages because the Company is able to (i) control the quality of its products from initial stages, (ii) control the costs of its production and (iii) assure timely delivery of high-volume and customized orders.

  The Company was co-founded in 1981 by the current Board of Directors, Larry
E. Reimert, Gary D. Smith, J. Mike Walker and Gary W. Loveless. Together, Messrs. Reimert, Smith and Walker have over 75 years of combined experience in the oilfield equipment industry, essentially all of which has been with the Company and its major competitors. In addition, key department managers have been with the Company over 10 years, on average. See "Management." After the
Offering, the Founders will collectively beneficially own    % of the
outstanding Common Stock (   % if the over-allotment option is exercised in
full).

  The Company was incorporated as a Delaware corporation on August 12, 1997. The Company's operations represent the original business, which was incorporated as a Texas corporation on March 12, 1981. The Company's principal executive offices are located at 13550 Hempstead Highway, Houston, Texas 77040 and its telephone number is (713) 939-7711.

INDUSTRY OVERVIEW

  The market for offshore drilling and production equipment and services is fundamentally driven by the exploration, development and production spending of oil and gas companies, particularly with respect to offshore activities worldwide. Industry exploration, development and production spending primarily depends on the cash flow of oil and gas producers, which is a function of current and anticipated future oil and gas production volumes and prices and operating costs of oil and gas producers. Oil and gas prices are influenced significantly by a variety of factors beyond the control of oil and gas companies, including worldwide demand for oil and gas, production levels, governmental policies regarding exploration and development of reserves and political factors in production countries. Fundamental economics in the oil and gas sector have improved in recent years and supply and demand for crude oil and natural gas is currently relatively balanced with demand rising and inventories comparatively low. Much of the incremental supply in recent years has come from areas outside OPEC, particularly in offshore regions such as the North Sea, the Gulf of Mexico and offshore Southeast Asia. These factors have contributed to generally higher, and relatively more stable, oil and gas prices during the last several years.

  Since 1995, offshore exploration, development and production activity has increased considerably due to, among other factors, (i) favorable oil and gas prices, (ii) significant improvement in the financial condition of many oil and gas companies in recent years, (iii) increasing worldwide demand for hydrocarbons, (iv) the potential for relatively large oil and gas discoveries in various offshore areas, particularly previously unexplored deepwater areas,
(v) the opening of new offshore areas for foreign investment, including areas offshore of Brazil, China and West Africa, and (vi) royalty relief granted by the U.S. government for oil and gas produced from wells drilled in newly acquired deepwater blocks in the Gulf of Mexico. In addition, technological advances in exploration, development and production techniques, including seismic data collection and interpretation (particularly with respect to 3-D seismic data), drilling techniques (such as the use of deviated, horizontal and multilateral wells), subsea completion and production equipment, and mobile production units have contributed to increased offshore activity by oil and gas companies. These factors have facilitated exploration for and development of new reserves in deepwater and harsh environment offshore areas, allowed the development of oil and gas fields that were considered commercially marginal and extended development and production of reserves from existing fields.

  The increased exploration, development and production activity in offshore areas has resulted in significant increases in the amount of oil and gas produced from offshore areas in recent years. According to the International Energy Agency, (i) worldwide non-OPEC offshore oil production grew 29% from
10.9 million barrels of oil per day (mmbopd) in 1990 to 14.1 mmbopd in 1995, and (ii) worldwide non-OPEC production is anticipated to grow an additional 37% from 14.1 mmbopd in 1995 to 19.3 mmbopd in 2000. This increased activity has resulted in increased demand for drilling and production equipment and services, as evidenced by the increase in the average worldwide contracted utilization rate for all marketed offshore drilling rigs from 76% for the year ended December 31, 1992 to 94% for the first six months of 1997. Increased interest in offshore exploration, development and production is also evidenced by the significant rise in activity in the Gulf of Mexico lease sales held by the Department of the Interior's Mineral Management Service. In the most recent Central Gulf of Mexico lease sale held in March 1997, there were a record 1,790 bids received for 1,032 blocks (out of 5,059 blocks available) at an average price of approximately $799,000 per block. This compares to the May 1995 Central Gulf of Mexico lease sale when only 880 bids were received on 588 blocks (out of 5,810 blocks available) at an average of approximately $551,000 per block.

  Recently, several offshore drilling contractors have announced plans to upgrade existing rigs to equip them with the capability to drill in deeper water and harsher environments or to build new deepwater capable rigs. At present there are approximately 31 semisubmersible rigs and ten drillship-type rigs worldwide capable of drilling in 2,450 feet of water or greater. Based on industry reports related to new drilling rig construction, it is anticipated that by the year 2000 there will be 48 semisubmersible-rigs and 22 drillship-type rigs capable of this deepwater drilling. In addition, there are four new TLPs and three new Spars planned or under construction for utilization by the year 2000. At the end of 1996, there were only six TLPs and one Spar in operation worldwide. In addition, based on industry reports related to new floating production, storage and offloading monohulled moored vessel ("FPSO") construction, the number of FPSO ships will increase from 63 FPSOs currently in operation worldwide to 110 by the year 2000. An increase in the number of wells drilled and produced in deepwater or harsh environments should likewise increase the demand for deepwater offshore equipment and services. The foregoing statements concerning future industry conditions are forward-looking statements, and, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will be met. See "Risk Factors."

STRATEGY

  The Company's goal is to expand its existing market position in the offshore oil and gas equipment and services sector while at the same time increasing its earnings and cash flow per share to enhance overall stockholder value. Key elements of the Company's strategy for achieving this goal are to:

 . CONTINUE TO DEVELOP NEW PRODUCTS. The Company plans to utilize its technological expertise to continue to develop and introduce new products and product enhancements in both its existing product lines and new product lines. For example, the Company has recently received purchase orders for drilling risers, production risers and deepwater subsea production trees. In 1996, approximately 30% of the Company's revenues were derived from the sale of products and product enhancements introduced since 1991. Of the Company's approximately $101 million backlog at June 30, 1997, at least 45% was attributable to orders for products and product enhancements developed since 1991. The Company intends to focus its future new product developments and product enhancements on areas where it believes it will be able to achieve a significant market position. The Company believes that the strong brand name recognition and reputation of its existing products will assist it in successfully introducing new products to customers.

 . INCREASE MANUFACTURING CAPACITY. To maintain and improve market share in its major product lines, Dril-Quip plans to expand its manufacturing capacity by approximately 90% during the three-year period 1997 through 1999, approximately two-thirds of which is expected to be completed by the end of 1998. The Company has been operating at close to full capacity in recent years, and believes that this expansion is essential in order to meet customer demand for its existing products and to continue its strategy of developing new products. The Company owns a 218-acre site in Houston, Texas where it plans to build additional manufacturing facilities during the three-year period 1997 through 1999. To increase manufacturing capacity while the construction of the new facilities is in progress, the Company is adding machine tools at its existing facilities, most of which will be transported to and utilized at the new facilities when they are completed.

 . CONTINUE TO REDUCE COSTS AND INCREASE OPERATIONAL EFFICIENCIES. Dril-Quip has historically controlled its costs through such activities as performing its own forgings and heat treatment, rebuilding quality used machine tools (rather than purchasing new machine tools) and optimizing manufacturing operations to increase the rate of production. Although it will need to purchase some new machine tools in order to expand its manufacturing capacity as rapidly as planned, the Company has an inventory of used machine tools that it will continue to rebuild and upgrade in order to control overall costs. Dril-Quip also plans to expand its forging capacity and to begin marketing forgings to third parties in addition to supplying its own forging requirements. The Company expects that this will provide additional cost efficiencies as well as additional revenues, thereby contributing to profits.

 . CONTINUE EXPANSION INTO SELECTED INTERNATIONAL MARKETS. The Company's products are currently utilized primarily in the Gulf of Mexico, the North Sea and in selected markets in Southeast Asia, Australia and South America. The Company has recently engaged international sales representatives in several additional markets, including Mexico, West Africa and the Middle East. Dril-Quip believes that there is significant potential for increased sales through focused marketing efforts in other active offshore areas in the world, such as China, Argentina and the Caspian Sea.

 . CAPITALIZE ON STRONG BALANCE SHEET. The Company plans to use a portion of the net proceeds from the Offering initially to repay its existing indebtedness. The Company believes that its strong balance sheet will provide it with the financial flexibility to carry out its strategy to design and develop new products, significantly increase manufacturing capacity and expand its international presence. In addition, the Company may investigate potential acquisition opportunities as they arise. However, the Company currently has not identified any such acquisition opportunities, and there can be no assurance that any will arise in the future.

PRODUCTS AND SERVICES

 Product Group

  Dril-Quip designs, manufactures, fabricates, inspects, assembles, tests and markets subsea equipment, surface equipment and offshore rig equipment. The Company's products are used to explore for oil and gas on offshore drilling rigs, such as floating rigs and jack-ups, and for drilling and production of oil and gas wells on offshore platforms, TLPs, Spars and moored vessels such as FPSOs. TLPs are floating production platforms that are connected to the ocean floor via vertical mooring tethers (called tension legs). A Spar is a floating cylindrical structure approximately six or seven times longer than its diameter that is anchored in place (like a Spar buoy). FPSOs are floating production, storage and offloading monohull moored vessels. Major oil companies are actively pursuing TLPs, Spars and FPSOs as cost-effective means of producing oil and gas from water depths in excess of 1,000 feet. The Company believes that sales of its equipment in connection with TLPs, Spars and FPSOs are potentially important sources of future revenues. The following table illustrates the Company's products and their uses in various methods of exploration, development and production:

SUBSEA EQUIPMENT

SUBSEA WELLHEADS

The subsea wellhead is installed at the ocean floor and during drilling is interconnected to the structure/vessel through the drilling riser. The wellhead system provides a means of supporting and sealing each of the multiple casing strings for well control. Major components include a guide structure, wellhead housing, casing hangers, and seal assemblies configured to specific well requirements.

                   [DIAGRAM OF SUBSEA WELLHEAD APPEARS HERE]

MUDLINE HANGER SYSTEMS

The mudline hanger system supports the weight of multiple casing strings at the ocean floor while drilling a well. The mudline hanger system incorporates disconnect features for abandonment after the drilling phase and reconnect features for tie-back to a platform or subsea tree for the production phase.

                [DIAGRAM OF MUDLINE HANGER SYSTEM APPEARS HERE]

SUBSEA EQUIPMENT (CONTINUED)

SPECIALTY CONNECTORS

Specialty connectors are used to join lengths of large diameter conductor or casing used in offshore drilling operations. The specialty connector is welded to the pipe prior to shipment offshore and provides fast, easy make-up.

               [DIAGRAM OF QUIK-THREAD/MULTI-THREAD CONNECTORS
                     AND QUIK-STAB CONNECTOR APPEARS HERE]




SUBSEA PRODUCTION TREES

The subsea production tree is used to control the flow of oil and gas from a producing well. The main components are remotely controlled valves, wellhead connector, flowline connector, control equipment and tree cap specially designed and configured into an assembly which is installed onto the subsea wellhead at the ocean floor. Subsea production trees typically produce back via flowlines to a central control point located on a production structure/vessel.


            [DIAGRAM OF SINGLE BORE SUBSEA PRODUCTION TREE AND DUAL
                   BORE SUBSEA PRODUCTION TREE APPEARS HERE]

SURFACE EQUIPMENT

PLATFORM WELLHEADS

The platform wellhead is installed at the surface on a platform or production structure/vessel during drilling and provides a means of supporting and sealing each of the multiple casing strings for well control. The system includes a wellhead housing, casing hangers, seal assemblies, and valves which are configured to specific well requirements.


                  [DIAGRAM OF PLATFORM WELLHEAD APPEARS HERE]


PLATFORM PRODUCTION TREES

The platform production tree is located on the production deck of the platform or production structure/vessel and is used to control the flow of oil and gas from a producing well. The main components are surface controlled valves, manual wellhead connector, controls and tree cap, which are designed and configured into an assembly specific to the well requirements.


              [DIAGRAM OF PLATFORM PRODUCTION TREE APPEARS HERE]

OFFSHORE RIG EQUIPMENT

DRILLING AND PRODUCTION RISER SYSTEMS

The drilling and production riser systems provide the vertical conduit between the floating rig or floating production platforms and the subsea wellhead. Through the riser system, equipment is guided into the well, and drilling and production fluids are returned to the surface. The drilling riser additionally provides a means of well control through integral auxiliary high pressure tubes attached to the main riser body.


                   [DIAGRAM OF DRILLING RISER APPEARS HERE]


WELLHEAD CONNECTOR

The subsea wellhead connector provides remote connection of the drilling riser to the blowout preventer stack (BOP), and the BOP to the wellhead. The wellhead connector is also used to connect/disconnect the subsea production tree or production riser to/from the subsea wellhead.


              [DIAGRAM OF SUBSEA WELLHEAD CONNECTOR APPEARS HERE]


DIVERTERS

The diverter is located at the surface and diverts gases off the rig during the drilling operation to provide protection from shallow gas blowouts.


                      [DIAGRAM OF DIVERTER APPEARS HERE]

  Subsea Equipment. Subsea equipment is used in the drilling and production of offshore oil and gas wells around the world. Included in the subsea equipment product line are subsea wellheads, mudline hanger systems, specialty connectors and associated pipe, subsea production trees, valves and TLP and Spar well systems. Management believes that the Company has achieved a current market share of approximately 30% in its subsea wellhead, mudline hanger system and specialty connector markets. Dril-Quip's subsea production tree sales have increased steadily since their introduction in 1992.

  Subsea wellheads are pressure-containing forged and machined metal housings in which casing hangers are landed and sealed subsea to suspend casing (downhole pipe). As drilling depth increases, successively smaller diameter casing strings are installed, each suspended by an independent casing hanger. Subsea wellheads are utilized when drilling from floating drilling rigs, either semi-submersible or drill ship types, and TLPs and Spars. Management believes that Dril-Quip's SS-15(R) and SS-10(R) wellheads are two of the most widely used subsea wellheads in the world. Competitive advantages of the Company's subsea wellheads include proprietary metal-to-metal seal technology and simple installation procedures. These features are ideally suited to subsea applications when a combination of high pressures, elevated temperatures and corrosive environments are present. The Company generally supplies subsea wellheads to customers from inventory.

  Mudline hanger systems are used in jack-up drilling operations to support the weight of the various casing strings at the ocean floor while drilling a well. They also provide a method to disconnect the casing strings in an orderly manner at the ocean floor after the well has been drilled, and subsequently reconnect to enable production of the well by either tying it back vertically to a subsequently-installed platform or by installing a subsea tree. Dril-Quip's MS-15(R) mudline hanger systems are technologically advanced products designed for simple operation while providing high load and high pressure capacity. The Company believes many customers prefer its mudline hanger systems to those manufactured by its competitors because of their higher pressure and load capacity and field-proven reliability. The Company generally supplies mudline hanger systems to customers from inventory.

  Large diameter weld-on specialty connectors (threaded or stab type) are used in offshore wells drilled from floating drilling rigs, jack-ups, fixed platforms, TLPs and Spars. Specialty connectors join lengths of conductor or large diameter (16-inch or greater) casing. Specialty connectors provide a more rapid connection than other methods of connecting lengths of pipe, and, although more expensive, their use becomes economically attractive when time savings are considered, particularly as the rig day rate charged by offshore drilling contractors increases. Connectors may be sold individually or as an assembly after being welded to sections of Company or customer supplied pipe. Dril-Quip's weld-on specialty connectors are designed to prevent cross threading and provide a quick, convenient method of joining casing joints with structural integrity compatible with casing strength. The Company generally supplies specialty connectors individually or specialty connectors welded to pipe from inventory.

  A subsea production tree is an assembly composed of valves, a wellhead connector, control equipment and various other components installed on a subsea wellhead or a mudline hanger system and used to control the flow of oil and gas from a producing well. Subsea trees may be either stand alone satellite type or template mounted cluster arrangements. Both types typically produce via flowlines to a central control point located on a platform, TLP, Spar or FPSO. The use of subsea production trees has become an increasingly important method for producing wells located in hard-to-reach deepwater areas or economically marginal fields located in shallower waters. The Company is an established manufacturer of more complicated dual-bore production trees, which are used in severe service applications. In addition, Dril-Quip manufactures a patented single bore (SingleBore(TM)) subsea completion system which features a hydraulic mechanism instead of a wireline-installed mechanism that allows the operator to plug the tubing hanger annulus remotely from the surface via a hydraulic control line and subsequently unplug it when the well is put on production. This mechanism eliminates the need for an expensive multibore installation and workover riser, thereby saving both cost and installation time. The Company's subsea production trees are generally custom designed and manufactured to customer specifications.

  Surface Equipment. Surface equipment is principally used for flow control on offshore production platforms, TLPs and Spars. Included in the Company's surface equipment product line are platform wellheads and platform production trees. Dril-Quip's development of platform wellheads and platform production trees was facilitated by adaptation of its existing subsea wellhead and tree technology to surface wellheads and trees.

  Platform wellheads are pressure-containing forged and machined metal housings in which casing hangers are landed and sealed at the platform deck to suspend casings. The Company emphasizes the use of metal-to-metal sealing wellhead systems with operational time-saving features which can be used in high pressure, high temperature and corrosive drilling and production applications. Dril-Quip believes that its SU-90(R) unitized platform wellheads are superior to typical industry wellheads because they offer time savings, safety and technological benefits to its customers.

  After installation of the wellhead, platform production trees, consisting of gate valves, a wellhead connector, controls, tree cap and associated equipment, are installed on the wellhead to control and regulate oil or gas production. Platform production trees are similar to subsea production trees but utilize less complex equipment and more manual, rather than hydraulically activated, valves and connectors. Platform wellheads and platform production trees and associated equipment are designed and manufactured in accordance with customer specifications.

  Offshore Rig Equipment. Offshore rig equipment includes drilling and production riser systems, wellhead connectors and diverters. The drilling riser system consists of (i) lengths of riser pipe and associated riser connectors that secure one to another; (ii) the telescopic joint, which connects the entire drilling riser system to the diverter at the rig and provides a means to compensate for vertical motion of the rig relative to the ocean floor; and (iii) the wellhead connector, which provides a means for remote connection and disconnection of the drilling riser system to and from the BOP stack. Production risers provide a vertical conduit from the subsea wellhead to a TLP, Spar or FPSO. The wellhead connector also provides remote connection/disconnection of the BOP stack, production tree or production riser to/from the wellhead. Diverters are used to provide protection from shallow gas blowouts and to divert gases off of the rig during the drilling operation.

  Wellhead connectors and drilling and production riser systems are also used on both TLPs and Spars, which are being installed more frequently in deepwater applications. The Company believes that its diverter is the simplest and most reliable currently on the market, and that its DX(R) wellhead connector offers the best combination of structural integrity and operational features of any connector currently on the market. The Company has recently introduced drilling and production risers as new product lines. The principal market for offshore rig equipment is new rigs, rig upgrades, TLPs and Spars. Diverters, drilling and production risers and wellhead connectors are generally designed and manufactured to customer specifications.

SERVICE GROUP

  Dril-Quip's Service Group provides field installation services, reconditioning of its products which are customer-owned, and rental running tools for installation and retrieval of its products. These services are provided from the Company's worldwide locations and represented approximately 18% of revenues in 1996.

  Field Installation. Dril-Quip provides field installation services through the use of its technicians. These technicians assist in the onsite installation of Company products and are available on a 24-hour call out from the Company's facilities located in Houston, Texas; Aberdeen, Scotland; Stavanger, Norway; Esbjerg, Denmark; Singapore; and Perth, Australia.

  Reconditioning. The Company provides reconditioning of its products at its facilities in Houston, Texas; Aberdeen, Scotland; Stavanger, Norway; and Singapore.

  Rental. The Company rents running and installation tools for use in installing its products. These tools are used to install and retrieve Company products which are purchased by customers. Running tools are available from Dril-Quip's locations in Houston, Texas; Aberdeen, Scotland; Stavanger, Norway; Esbjerg, Denmark; Singapore; and Perth, Australia.

MANUFACTURING

  Dril-Quip has major manufacturing facilities in Houston, Texas; Aberdeen, Scotland; and Singapore. Each location conducts a broad variety of processes, including machining, fabrication, inspection, assembly and testing. The Houston facility provides forged and heat treated products to all the major manufacturing facilities. The manufacturing process is illustrated in the following diagram.




                      [MANUFACTURING CHART APPEARS HERE]

  The Company's Houston and Aberdeen manufacturing plants are ISO 9001 and American Petroleum Institute certified. See "--Properties--Major Manufacturing Facilities." Dril-Quip maintains its high standards of product quality through the use of quality assurance specialists who work with product manufacturing personnel throughout the manufacturing process by inspecting and documenting equipment as it is processed through the Company's manufacturing facilities. The Company has the capability to manufacture various products from each of its product lines at its major manufacturing facilities and believes that this localized manufacturing capability is essential in order to compete with the Company's major competitors.

  The Company's manufacturing process is vertically integrated, performing, in house, essentially all of its forging, heat treatment, machining, fabrication, inspection, assembly and testing. This vertically integrated manufacturing capability provides competitive advantages because Dril-Quip is able to (i) control the quality of its products from initial stages, (ii) control the cost of its production and (iii) assure timely delivery of high-volume and customized orders. The Company's primary raw material is cast steel ingots, from which it produces steel shaped forgings at its forging and heat treatment facility. The Company routinely purchases four different grades of steel ingots from approximately four suppliers on a purchase order basis and does not have any long-term supply contracts.

  The Company acquired land and used equipment, and all equipment was rebuilt to essentially "like new" condition to provide the Company with a modern forging and heat treatment facility in Houston. This was done to reduce costs and in anticipation of forging capacity shortages which could result if the demand for forgings increased significantly. Dril-Quip now performs essentially all of its own heat treatment and produces most of its forging requirements. The Company's Houston facility also provides forgings and heat treatment for its Aberdeen and Singapore facilities. The Company's major competitors depend on outside sources for all or a substantial portion of their forging and heat treatment requirements. With the expansion of its forging capacity, the Company plans to begin marketing its forgings to third party customers.

  Dril-Quip's manufacturing facilities utilize state-of-the-art computer numerically controlled ("CNC") machine tools and equipment, which contribute to the Company's product quality and timely delivery. The Company has also developed a cost effective, in-house machine tool rebuild capability, which produces "like new" machine upgrades with customized features to enhance the economic manufacture of its specialized products. The Company purchases quality used machine tools as they become available and stores them at its facilities to be rebuilt and upgraded as the need arises. Purchasing and rebuilding used machine tools is a competitive advantage, allowing Dril-Quip to add machine tools at lower overall costs than its competitors. Rebuilding used machine tools also allows for greater customization suitable for manufacturing Dril-Quip proprietary product lines. This provides the added advantage of requiring only in-house expertise for repairs and maintenance of these machines. A significant portion of the Company's manufacturing capacity growth has been through the rebuild/upgrade of quality used machine tools, including the replacement of outdated control systems with state-of-the-art CNC controls.

  In the last two years, as demand for offshore exploration and production equipment has increased significantly, the Company has been operating at close to full capacity. The Company plans to expand its manufacturing capacity by approximately 90% during the three-year period 1997 through 1999, approximately two-thirds of which is expected to be completed by the end of 1998. The first of the additional manufacturing facilities is currently under construction and is expected to be completed by the end of 1998. The Company believes that this capital expansion program will allow it to prudently manage its growth in response to customer demand for its products. The Company has already begun adding machine tools at its existing facilities that it will move to the new facilities when they are completed. In order to expand its capacity as rapidly as planned, the Company expects that it will supplement its inventory of used machine tools, which it plans to rebuild and upgrade, with purchases of new and additional used machine tools.

CUSTOMERS

  The Company's principal customers are major integrated oil and gas companies, large independent oil and gas companies and foreign national oil and gas companies. Offshore drilling contractors and engineering and construction companies also represent a minor, but steadily increasing, customer base. The Company's customers are generally oil and gas companies that are well-known participants in offshore exploration and production, who depend on high quality, efficient, reliable products, such as those produced by Dril-Quip, for their offshore activities, particularly in deepwater areas.

  The Company is not dependent on any one customer or group of customers. In 1996, the Company's top 15 customers represented approximately 50% of total revenues, with the Royal Dutch Shell Group of Companies (aggregating orders placed by all of its worldwide affiliates), accounting for approximately 19% of revenues. The number and variety of the Company's products required in a given year by any one customer depends upon the amount of that customer's capital expenditure budget devoted to offshore exploration and production in any single year and on the results of competitive bids for major projects. Consequently, a customer that accounts for a significant portion of revenues in one fiscal year may represent an immaterial portion of revenues in subsequent years.

  Due to the demanding operating conditions in the offshore drilling and production sector and high costs associated with equipment failure, customers prefer manufacturers of highly reliable products, with established qualifications and experience, such as Dril-Quip. The Company strives to build strong long-term relationships with its customers by maintaining its reputation as a manufacturer of high-quality, efficient and reliable products, by developing new products to meet its customer's needs and by responding promptly to customer orders. See "Risk Factors--Reliance on Significant Customers" and "--Competition."

MARKETING AND SALES

  Dril-Quip markets its products and services throughout the world directly through its sales personnel in two domestic and six international locations. In addition, in certain foreign markets where the Company does not maintain offices, it utilizes independent sales representatives to enhance its marketing and sales efforts. Locations in which Dril-Quip has sales representatives include the United Arab Emirates, Saudi Arabia, China, Canada, the Philippines, Brazil, Indonesia, Malaysia, Kuwait, Brunei, Oman, Qatar and West Africa. Although they do not have authority to contractually bind the Company, these representatives market the Company's products in their respective territories in return for sales commissions. The Company also places print advertising from time to time in trade and technical publications targeted to its customer base. It also participates in industry conferences and trade shows to enhance industry awareness of its products.

  The Company's customers generally order products on a purchase order basis. Orders are typically filled within two weeks to three months after receipt of a purchase order, depending on the type of product and whether it is sold out of inventory or requires some customization. Contracts for certain of the Company's larger, more complex products, such as subsea production trees, drilling risers and equipment for TLPs and Spars can take a year or more to complete.

  The primary factors influencing a customer's decision to purchase the Company's products are the quality, reliability and reputation of the product, price and technologically superior features. Timely delivery of equipment is also very important to customer operations and the Company maintains an experienced sales coordination staff to help assure such delivery. For large drilling and production system orders, project management teams coordinate customer needs with engineering, manufacturing and service organizations, as well as with subcontractors and vendors.

PRODUCT DEVELOPMENT AND ENGINEERING

  The technological demands of the oil and gas industry continue to increase as offshore exploration and drilling expand into more hostile environments. Conditions encountered in these environments include well pressures of up to 15,000 psi (pounds per square inch) mixed flows of oil and gas under high pressure that may also be highly corrosive and water depths in excess of 5,000 feet. Since its founding, Dril-Quip has actively engaged in continuing product development to generate new products and improve existing products. When developing new products, the Company typically seeks to design the most technologically advanced version for a particular application to establish its reputation and qualification in that product. Thereafter, the Company leverages its expertise in the more technologically advanced product to produce less costly and complex versions of the product for less demanding applications. The Company also focuses its activities on reducing the overall cost to the customer, which includes not only the initial capital cost but also operating costs associated with its products. The reliable performance of Dril-Quip's products during installation and during the life of the field is one of the most important factors to the customer.

  All of the Company's products have been developed from internally generated designs, and the Company has continually introduced new products and product enhancements since its founding in 1981. Product developments that began in 1991 have led to a series of new products, including diverters, wellhead connectors, SingleBore(TM) subsea trees, improved severe service dual bore subsea trees, subsea and platform valves, platform wellheads, platform trees, subsea tree workover riser systems, drilling risers and TLP and Spar production riser systems. For the year ended December 31, 1996, more than 30% of the Company's total revenues were from the sales of products and product enhancements developed since 1991. In addition, of the Company's approximately $101 million backlog at June 30, 1997, at least 45% was attributable to orders for products and product enhancements developed since 1991.

  Dril-Quip's product development work is conducted at its facilities in Houston, Texas and Aberdeen, Scotland. In addition to the work of its product development staff, the Company's application engineering staff provides engineering services to customers in connection with the design and sales of its products.

  The Company believes that the success of its business depends more on the technical competence, creativity and marketing abilities of its employees than on any individual patent, trademark or copyright. Nevertheless, as part of its ongoing product development and manufacturing activities, Dril-Quip's policy has been to seek patents when appropriate on inventions concerning new products and product improvements. As of June 30, 1997, the Company held 40 United States patents and 95 foreign patents. All patent rights for products developed by employees are assigned to the Company. Virtually all of the Company's products have components that are covered by patents.

  Dril-Quip has 13 registered trademarks, including Dril-Quip(R), Quik-Thread(R), Quick-Stab(R), Multi-Thread(R), MS-15(R), SS-15(R), SS-10(R), SU-90(R) and DX(R). The Company has registered its trademarks in the countries where such registration is deemed material.

  Although in the aggregate the Company's patents and trademarks are of considerable importance to the manufacturing and marketing of many of its products, the Company does not consider any single patent or trademark or group of patents or trademarks to be material to its business as a whole, except the Dril-Quip(R) trademark. The Company also relies on trade secret protection for its confidential and proprietary information. The Company routinely enters into confidentiality agreements with its employees and suppliers. There can be no assurance, however, that others will not independently obtain similar information or otherwise gain access to the Company's trade secrets.

COMPETITION

  Dril-Quip faces significant competition from other manufacturers of exploration and production equipment. Several of its primary competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources than those of the Company and which, in many instances, have been engaged in the manufacturing business for a much longer time than the Company. However, Dril-Quip believes it has a significant position in its oil and gas drilling and production equipment markets, particularly with respect to its high performance and time-saving products. In these markets, the Company competes principally with ABB Vetco Gray Inc. (a subsidiary of Asea Brown Boveri, more commonly referred to as ABB), the petroleum production equipment segment of Cooper Cameron Corporation, the Petroleum Equipment Group of FMC Corporation and Kvaerner National Ltd. (a division of Kvaerner A.S.).

  Because of their relative size and diversity of products, several of these companies have the ability to provide "turnkey" services for offshore drilling and production applications, which enables them to use their own products to the exclusion of Dril-Quip's products. The Company also competes to a lesser extent with a number of other companies in various products. The principal competitive factors in the petroleum drilling and production equipment markets are quality, reliability and reputation of the product, price, technology, service and timely delivery. See "Risk Factors--Competition."

PROPERTIES

 Major Manufacturing Facilities

                                        BUILDING
                                          SIZE         LAND
                                      (APPROXIMATE (APPROXIMATE
              LOCATION                SQUARE FEET)   ACREAGE)   OWNED OR LEASED
              --------                ------------ ------------ ----------------
Houston, Texas
  --13550 Hempstead Highway..........   175,000        15.0          Owned
                                          6,000          --     Leased (offices)
  --6401 N. Eldridge Parkway.........   280,000       218.2          Owned
Aberdeen, Scotland...................   110,000        10.1          Owned
                                          9,400          --     Leased (offices)
Singapore............................    13,000         1.8          Leased

  Dril-Quip's manufacturing facilities in Houston and Aberdeen are capable of manufacturing each of its products, and the facility in Singapore is capable of manufacturing most of the Company's established products. The Company's Eldridge site in Houston, Texas consists of 218 acres, of which approximately 70% is available for additional buildings and machine tools. The Company plans to focus its domestic capacity expansion at the Eldridge site.

 Sales, Service and Reconditioning Facilities

                           BUILDING
                             SIZE         LAND
                         (APPROXIMATE (APPROXIMATE
    LEASED LOCATION      SQUARE FEET)   ACREAGE)             ACTIVITY
    ---------------      ------------ ------------ -----------------------------
New Orleans, Louisiana..     2,300         --              Sales/Service
Beverwijk, Holland......     5,200        0.2             Sales/Warehouse
Perth, Australia........    13,300        1.4             Sales/Service/
                                                     Reconditioning/Warehouse
Stavanger, Norway.......    15,700        2.4      Sales/Service/Reconditioning/
                                                       Warehouse/Fabrication
Esbjerg, Denmark........     7,800        0.5      Sales/Service/Reconditioning/
                                                             Warehouse

  The Company also performs sales, service and reconditioning activities at its facilities in Houston, Aberdeen and Singapore. As part of its capital expansion, the Company plans to expand its facilities in Stavanger to meet growing demands for its products and services. Under the Company's existing credit facilities, substantially all of the properties and assets of the Company are subject to mortgages and security interests in favor of the Company's lenders.

EMPLOYEES

  The total number of the Company's employees as of June 30, 1997 was 926. Of these, 580 were located in the United States. The Company's employees are not covered by collective bargaining agreements, and the Company considers its employee relations to be good.

GOVERNMENTAL REGULATIONS

  Many aspects of the Company's operations are affected by political developments and are subject to both domestic and foreign governmental regulations, including those relating to oilfield operations, worker safety and the protection of the environment. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally, including those specifically directed to offshore operations. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic or other policy reasons could adversely affect the Company's operations by limiting demand for the Company's products.

  Recently, increased concern has been raised over the protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups and, in certain areas, has been restricted. To the extent that new laws or other governmental actions prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore drilling industry in particular, the business of the Company could be adversely affected. The Company cannot determine to what extent its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

  The Company's operations are affected by numerous foreign, federal, state and local environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for the environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. Such laws and regulations may also expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. Compliance with environmental laws and regulations may require the Company to obtain permits or other authorizations for certain activities and to comply with various standards or procedural requirements. The Company believes that its facilities are in substantial compliance with current regulatory standards.

  Based on the Company's experience to date, the Company does not currently anticipate any material adverse effect on its business or consolidated financial position as a result of future compliance with existing environmental laws and regulations controlling the discharge of materials into the environment. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of existing laws and regulations, may require additional expenditures by the Company, which may be material.

LEGAL PROCEEDINGS

  The Company is not a party to, nor is any of its property the subject of, any pending legal proceedings, which, in the opinion of management, are expected to have a material adverse effect on the Company's consolidated results of operations or financial position.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the names, ages (as of June 30, 1997) and positions of the Company's directors, the person nominated to become a director of the Company upon completion of the Offering and the Company's executive officers:

                 NAME                  AGE               POSITION
                 ----                  ---               --------
Larry E. Reimert......................  50 Co-Chairman of the Board and Director
Gary D. Smith.........................  54 Co-Chairman of the Board and Director
J. Mike Walker........................  54 Co-Chairman of the Board and Director
Gary W. Loveless......................  54 Director
James M. Alexander....................  45 Director(1)
Jerry M. Brooks.......................  45 Chief Accounting Officer

--------
(1) Appointment will become effective upon completion of the Offering.

  Larry E. Reimert is Co-Chairman of the Board with principal responsibility for engineering, product development and finance. He has been the Director-- Engineering, Product Development and Finance, as well as a member of the Board of Directors, since the Company's inception in 1981. Prior to that, he worked for Vetco Offshore, Inc. in various capacities, including as Vice President of Technical Operations, Vice President of Engineering and Manager of Engineering. Mr. Reimert holds a BSME degree from the University of Houston and a MBA degree from Pepperdine University.

  Gary D. Smith is Co-Chairman of the Board with principal responsibility for sales, service, training and administration. He has been the Director--Sales, Service, Training and Administration, as well as a member of the Board of Directors, since the Company's inception in 1981. Prior to that, he worked for Vetco Offshore, Inc. in various capacities, including as General Manager and Vice President of Sales and Service.

  J. Mike Walker is Co-Chairman of the Board with principal responsibility for manufacturing, purchasing and facilities. He has been the Director-- Manufacturing, Purchasing and Facilities, as well as a member of the Board of Directors, since the Company's inception in 1981. Prior to that, he served as the Director of Engineering, Manager of Engineering and Manager of Research and Development with Vetco Offshore, Inc. Mr. Walker holds a BSME degree from Texas A&M University, a MSME degree from the University of Texas at Austin and a Ph.D. in mechanical engineering from Texas A&M University.

  Gary W. Loveless has been an outside director since the Company's inception in 1981. From 1986 to 1997, he held various positions with Great Western Resources Corporation, most recently as Chief Executive Officer and Director. In 1997, Great Western Resources Corporation was purchased by Forcenegy Inc., and Mr. Loveless currently serves as Vice President/Onshore Exploration and Production of Forcenegy Inc. He holds a BSME from Texas A&M University and a MSME from the University of Texas at Austin.

  James M. Alexander will become an outside director of the Company upon completion of the Offering. Since December 1996, he has served as the Vice President, Chief Financial Officer and Secretary of Spinnaker Exploration Company, L.L.C. From November 1995 to December 1996, Mr. Alexander was President of Alexander Consulting, Inc. He was the Senior Vice President and Chief Financial Officer of Enron Global Power & Pipelines L.L.C. from November 1994 to June 1995, and served as its President from June until November 1995. Prior to that time, Mr. Alexander was President of Alexander Corporate Financial Consulting, Inc. from June 1992 to November 1994.

  Jerry M. Brooks has been Chief Accounting Officer since he joined the Company in 1992. From 1980 to 1991, he held various positions with Chiles Offshore Corporation, most recently as Chief Financial Officer, Secretary and Treasurer. Mr. Brooks holds a BBA in Accounting and an MBA from the University of Texas at Austin. He is a certified public accountant.

  Upon completion of the Offering, there will be two committees of the Board of Directors: an Audit Committee and a Compensation Committee. The initial members of the Audit Committee will be Mr. Loveless and Mr. Alexander. The Audit Committee will recommend the appointment of independent public accountants to conduct audits of the Company's financial statements, review with the independent accountants the plan and results of the auditing engagement. The Audit Committee will also review the scope and results of procedures for internal auditing of the Company and the adequacy of the Company's system of internal accounting controls. The initial members of the Compensation Committee will be Mr. Loveless and Mr. Alexander. The Compensation Committee will approve, or in some cases, recommend to the Board, remuneration arrangements and other compensation plans involving the Company's directors, executive officers and certain other employees whose compensation exceeds specified levels. The Compensation Committee will also act on the granting of stock options, including grants made under the Incentive Plan to the Company's directors and executive officers.

DIRECTOR COMPENSATION

  Gary W. Loveless, one of the Company's directors, was paid fees totaling $25,000 for his services as a director of the Company for the year ended December 31, 1996. Commencing with the consummation of the Offering, each director who is not an employee of the Company (a "Nonemployee Director") and who is elected or appointed on or after completion of the Offering will
receive an annual fee of $   , plus a fee of $    for attendance at a each
Board of Directors meeting and $    for each committee meeting (unless held on
the same day as a Board of Directors meeting). All directors will be reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof and for other expenses incurred in their capacity as directors. Directors who are employees of the Company will not receive additional compensation for serving as directors.

OFFICER AND DIRECTOR INDEMNIFICATION

  The Company's Bylaws provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Delaware General Corporation Law. The Bylaws include related provisions meant to facilitate the indemnitee's receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken; and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined therein). The Company has entered into indemnification agreements with its directors and officers that provide for similar protections.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth certain summary information concerning the compensation paid or accrued by the Company during the year ended December 31, 1996 to the Company's executive officers whose combined salary and bonus from the Company during such period exceeded $100,000 (collectively, the "named executive officers").

                          SUMMARY COMPENSATION TABLE

                                                   ANNUAL
                                               COMPENSATION(1)
                                              -----------------    ALL OTHER
         NAME AND PRINCIPAL POSITION           SALARY   BONUS   COMPENSATION(2)
         ---------------------------           ------  -------- ---------------
Larry E. Reimert.............................
 Co-Chairman of the Board
Gary D. Smith................................
 Co-Chairman of the Board
J. Mike Walker...............................
 Co-Chairman of the Board
Jerry M. Brooks..............................
 Chief Accounting Officer

--------
(1) Other annual compensation for each named executive officer during 1996 did not exceed the lesser of $50,000 or 10% of the annual compensation earned by such individual.
(2) The amounts shown represent contributions by the Company under its 401(k) Profit Sharing Plan and Company payments of life insurance premiums.

EMPLOYMENT AGREEMENTS

  Prior to the completion of the Offering, the Company expects to enter into employment agreements with each of Messrs. Reimert, Smith and Walker. The following describes possible terms of such agreements; however, if entered into, the terms of such agreements may differ from that described below. Each of these agreements is expected to provide for an annual base salary in an
amount not less than $               , provided that such salaries shall be
reviewed at least annually and shall be increased at any time and from time to time as shall be substantially consistent with increases in base salary generally awarded in the ordinary course of business to executives of the Company, and will entitle the employee to participate in all of the Company's incentive, savings, retirement and welfare benefit plans in which other executive officers of the Company participate.

INCENTIVE PLAN

  Incentive Plan. Prior to the completion of the Offering, the Company expects to adopt the Incentive Plan. The objectives of the Incentive Plan are to (i) attract and retain the services of key employees and (ii) encourage the sense of proprietorship in and stimulate the active interest of those persons in the development and financial success of the Company by making awards ("Awards") designed to provide participants in the Incentive Plan with proprietary interest in the growth and performance of the Company.

  The Company plans to reserve         shares of Common Stock to use in
connection with the Incentive Plan. Persons eligible for Awards are employees holding positions of responsibility with the Company or any of its subsidiaries and whose performance can have a significant effect on the success of the Company.

  The Board of Directors will administer the Incentive Plan. With respect to Awards to employees, the Board has the exclusive power to administer the Incentive Plan, to take all actions specifically contemplated thereby or necessary or appropriate in connection with the administration thereof, to interpret the Incentive Plan and to adopt such rules, regulations and guidelines for carrying out its purposes as the Board may deem necessary or proper in keeping with the objectives of such plan. With respect to Awards to employees, the Board may, in its discretion, among other things, (i) extend or accelerate the exercisability of, accelerate the vesting of, or eliminate or make less restrictive any restrictions contained in, any Award, (ii) waive any restriction or other provision of the Incentive Plan or in any Award or (iii) otherwise amend or modify any Award in any manner that is either not adverse to that participant holding the Award or consented to by that participant. The Board also may delegate to certain senior officers of the Company its duties under the Incentive Plan.

  The Board of Directors may amend, modify, suspend or terminate the Incentive Plan for the purpose of addressing any changes in legal requirements or for any other lawful purpose, except that (i) no amendment or alteration that would adversely affect the rights of any participant under any Award previously granted to such participant shall be made without the consent of such participant and (ii) no amendment or alteration shall be effective prior to its approval by the stockholders of the Company to the extent such approval is then required pursuant to Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") in order to preserve the applicability of any exemption provided by such rule to any Award then outstanding (unless the holder of such Award consents) or to the extent stockholder approval is otherwise required by applicable legal requirements. The Board of Directors may make certain adjustments in the event of any subdivision, split or consolidation of outstanding shares of Common Stock, any declaration of a stock dividend payable in shares of Common Stock, any recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, any adoption by the Company of any plan of exchange affecting the Common Stock or any distribution to holders of Common Stock of securities or property (other than normal cash dividends).

  Awards to employees may be in the form of (i) rights to purchase a specified number of shares of Common Stock at a specified price ("Options"), (ii) rights to receive a payment, in cash or Common Stock, equal to the fair market value or other specified value of a number of shares of Common Stock on the rights exercise date over a specified strike price, (iii) grants of restricted or unrestricted Common Stock or units denominated in Common Stock, (iv) grants denominated in cash and (v) grants denominated in cash, Common Stock, units denominated in Common Stock or any other property which are made subject to the attainment of one or more performance goals ("Performance Awards"). An Option may be either an incentive stock option ("ISO") that qualifies, or a nonqualified stock option ("NSO") that does not qualify, with the requirements of Section 422 of the Internal Revenue Code. The Committee will determine the employees to receive Awards and the terms, conditions and limitations applicable to each such Award, which conditions may, but need not, include continuous service with the Company, achievement of specific business objectives, attainment of specified growth rates, increases in specified indices or other comparable measures of performance. Performance Awards may include more than one performance goal, and a performance goal may be based on one or more business criteria applicable to the grantee, the Company as a whole or one or more of the Company's business units and may include any of the following: increased revenues, net income, stock price, market share, earnings per share, return on equity or assets or decrease in costs.

  The foregoing description summarizes the principal terms and conditions of the Incentive Plan, does not purport to be complete and is qualified in its entirety by reference to the Incentive Plan, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Upon completion of the Offering, the Company will establish a Compensation Committee. In the past, matters with respect to the compensation of executive officers of the Company were determined by the members of the Board of Directors as a whole. Messrs. Reimert, Smith and Walker, who were members of the Board of Directors, participated in deliberations concerning compensation.

                             CERTAIN TRANSACTIONS

REGISTRATION RIGHTS AGREEMENT

  In connection with the Offering, the Company will enter into a registration rights agreement among the Company and Messrs. Reimert, Smith, Walker and Loveless (the "Registration Rights Agreement"). The Registration Rights Agreement will provide for registration rights pursuant to which, upon the request of each of Messrs. Reimert, Smith and Walker (the "Requesting Holders"), the Company will file a registration statement under the Securities Act to register the Common Stock subject to the agreement ("Registrable Securities") held by such Requesting Holders and any other stockholders who are parties to the Registration Rights Agreement and who desire to sell Registrable Securities pursuant to such registration statement, subject to a maximum of one request by each of Messrs. Reimert, Smith and Walker or their successors and assigns. The first such request may not be made until after 180 days following the closing of the Offering. In addition, subject to certain conditions and limitations, the Registration Rights Agreement will provide that Messrs. Reimert, Smith, Walker and Loveless may participate in any registration by the Company of any of its equity securities in an underwritten offering. The registration rights covered by the Registration Rights Agreement will generally be transferable to transferees (whether by assignment or by death of the holder) of the Registrable Securities covered thereby. The Registration Rights Agreement will terminate when all Registrable Securities have been (i) distributed to the public pursuant to a registration statement covering such securities that has been declared effective under the Securities Act, or (ii) distributed to the public in accordance with the provisions of Rule 144 (or any similar provision then in force) under the Securities Act. An
aggregate of         outstanding shares of Common Stock and            shares
of Common Stock issuable upon exercise of options will be subject to the Registration Rights Agreement.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to the current beneficial ownership of shares of Common Stock, and as adjusted to reflect the sale of shares offered hereby, by (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors and named executive officers, (iii) all current executive officers and directors as a group and (iv) each of the Selling Stockholders. See "Risk Factors--Control by Certain Stockholders."

                                         SHARES                    SHARES
                                      BENEFICIALLY              BENEFICIALLY
                                      OWNED BEFORE    NUMBER     OWNED AFTER
                                       OFFERING(1)      OF     OFFERING(1) (2)
                                    ----------------- SHARES  -----------------
    NAME OF BENEFICIAL OWNER(3)     NUMBER PERCENTAGE OFFERED NUMBER PERCENTAGE
    ---------------------------     ------ ---------- ------- ------ ----------
Larry E. Reimert(4)(5).............            30%                         %
Gary D. Smith(5)(6)................            30
J. Mike Walker(5)..................            30
Gary D. Loveless(5)(7).............            10
James M. Alexander(5)..............            --
Jerry M. Brooks(5).................            --
All directors and executive offi-
 cers as a group (6 persons).......           100

--------
(1) Shares of Common Stock subject to options that are expected to become exercisable upon the consummation of the Offering are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.
(2) Assumes no exercise of the Underwriters' over-allotment option.
(3) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock.
(4) Includes       shares of Common Stock held by Reimert Family Partners,
    Ltd., a limited partnership of which Mr. Reimert is the Managing General Partner, and with respect to which he exercises voting and investment power with respect to such shares.
(5) The address of each such person is 13550 Hempstead Highway, Houston, Texas 77040.
(6) Includes       shares of Common Stock held by Four Smith's Company, Ltd., a limited partnership of which Mr. Smith is the Managing General Partner, and with respect to which he exercises voting and investment power with respect to such shares.
(7) Includes       shares of Common Stock held by Loveless Family Partners,
    Ltd., a limited partnership of which Mr. Loveless is the Managing General Partner, and with respect to which he exercises voting and investment power with respect to such shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Offering, approximately    shares of Common Stock
will be outstanding. The shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for certain manner of sale, volume limitations and other restrictions with respect to any shares purchased in the Offering by an affiliate of the Company (a "Company Affiliate"), which will be subject to the resale limitations of Rule 144 under the Securities Act. Under Rule 144 under the Securities Act, a person is an affiliate of an entity if such person directly or indirectly controls or is controlled by or is under common control with such entity and may include certain officers and directors, principal stockholders and certain other stockholders with special relationships. This Prospectus may not be used by Company Affiliates in connection with any resale of shares of Common Stock acquired in the manner described above.

  In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of Common Stock are aggregated), including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock (i.e., shares immediately after consummation of the Offering) and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain provisions as to the manner of sale, notice requirements and the availability of current public information about the Company. In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from the Company or the date they were acquired from an affiliate of the Company, a stockholder who is not an affiliate of the Company at the time of sale and who has not been an affiliate for at least three months prior to the sale would be entitled to sell shares of Common Stock in the public market immediately without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

  The Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock reserved or to be available for issuance pursuant to the Incentive Plan. Shares of Common Stock issued pursuant to such plan generally will be available for sale in the open market by holders who are not Company Affiliates and, subject to the volume and other limitations of Rule 144, by holders who are Company Affiliates.

  The Company and the Selling Stockholders have also agreed with the Underwriters that they will not offer for sale or otherwise voluntarily dispose of any shares of Common Stock or any securities convertible into or exercisable for shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. See "Underwriters."

  Prior to the Offering, there has been no public market for the Common Stock and no prediction can be made of the effect, if any, that sales of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Following the Offering, sales of substantial amounts of Common Stock in the public market or otherwise, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. Following consummation of the Offering there
will be approximately     shares of Common Stock outstanding (assuming the
over-allotment option is not exercised), and no shares of Preferred Stock will be outstanding. The following summary does not purport to be complete, and reference is made to the more detailed provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws, which are filed as exhibits to the registration statement of which this Prospectus is a part.

COMMON STOCK

  The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share being entitled to one vote. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy" for information regarding dividend policy.

PREFERRED STOCK

  The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, with the numbers of shares of each series to be determined by it. The Board of Directors is authorized to fix and determine the powers, designations, preferences and relative, participating, optional or other rights (including, without limitation, voting powers, full or limited, preferential rights to receive dividends or assets upon liquidation, rights of conversion or exchange into Common Stock, Preferred Stock of any Series or other securities, redemption provisions and sinking fund provisions) between series and between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights.

  Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or even a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which the Company's securities are traded.

  For purposes of the Rights Agreement described below, the Company Board has authorized the creation of a series of Preferred Stock designated as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock"). An
aggregate of             shares of Preferred Stock have been reserved for
issuance as Series A Preferred Stock. Series A Preferred Stock will rank junior to all other series of Preferred Stock that have been or may be established by the Company Board with respect to the payment of dividends and the distribution of assets upon liquidation. In general, the voting, dividend and liquidation rights of Series A Preferred Stock are designed in such a way that one one-hundredth of a share of Series A Preferred Stock will be substantially equivalent from an economic point of view to one share of Common Stock. For a statement of the rights and privileges of Series A Preferred Stock, reference is made to the form of Certificate of Designations which is included as an exhibit to this Registration Statement.

STOCKHOLDER RIGHTS PLAN

  Each share of Common Stock offered hereby includes one right ("Right") to purchase from the Company a unit consisting of one one-hundredth of a share (a "Fractional Share") of Series A Preferred Stock at a specified purchase price per Fractional Share, subject to adjustment in certain events (the "Purchase Price"). The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement between the Company and a Rights Agent (the "Rights Agreement"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated herein by reference.

  Initially, the Rights will attach to all certificates representing outstanding shares of Common Stock, including the shares of Common Stock offered hereby, and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will, with certain exceptions, occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Larry E. Reimert, Gary D. Smith, J. Mike Walker, Reimert Family Partners, Ltd. and Four Smith's Company, Ltd. (the "Major Stockholders"), each of whom will both prior to and, immediately after consummation of the Offering be the beneficial owner of more than 15% of the outstanding shares of Common Stock, will not be deemed to be an Acquiring Person as a result of such ownership position or any subsequent increase in ownership position. Additionally, a direct transferee of Common Stock owned by a Major Stockholder (a "Major Stockholder Transferee") will not as a result of such transfer be deemed to be an Acquiring Person so long as (a) such transferee receives such Common Stock by will or intestate succession or (b) such transfer is an intra-family transfer or a transfer to a trust, family partnership or similar family-related or family-controlled entity for estate planning purposes. If as a result of such transfer, a Major Stockholder Transferee owns 15% or more of the outstanding shares of Common Stock, such Major Stockholder Transferee will not, be or become an Acquiring Person unless and until such Major Stockholder Transferee, together with his affiliates and associates, becomes the beneficial owner of additional shares of Common Stock constituting 1% or more of the then-outstanding shares of Common Stock or any other person who is the beneficial owner of at least 1% of the then-outstanding shares of Common Stock shall become an affiliate or associate of such Major Stockholder Transferee. In certain circumstances the Distribution Date may be deferred by the Board of Directors. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with those certificates,
(b) Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock also will constitute the transfer of the Rights associated with the stock represented by such certificate.

  The Rights are not exercisable until the Distribution Date and will expire at the close of business on the date that is the tenth anniversary of the adoption of the Rights Plan, unless earlier redeemed or exchanged by the Company as described below.

  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with

Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

  In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent members of the Board of Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

  In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer) or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

  The number of outstanding Rights associated with a share of Common Stock, or the number of Fractional Shares of Preferred Stock issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock occurring prior to the Distribution Date. The Purchase Price payable, and the number of Fractional Shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Preferred Stock.

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Preferred Stock that are not integral multiples of a Fractional Share are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

  At any time until 10 days following the first date of public announcement of the occurrence of a Flip-In Event, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of the Common Stock or such other consideration as the Board of Directors of the Company may determine. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

  At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding or the occurrence of a Flip-Over Event, the Company may, at its option, exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

  Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Board of Directors as long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement other than the redemption price may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable. Until a Right is exercised, the holder thereof, as such, will have no rights to vote or to receive dividends or any other rights as a stockholder of the Company.

  The Rights will have certain antitakeover effects. They will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company's Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company, even if such acquisition may be favorable to the interests of the Company's stockholders. Because the Board of Directors can redeem the Rights or approve a Permitted Offer, the Rights should not interfere with a merger or other business combination approved by the Board. The Rights are being issued to protect the Company's stockholders from coercive or abusive takeover tactics and to afford the Company's Board of Directors more negotiating leverage in dealing with prospective acquirors.

OTHER MATTERS

  Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

  The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters, and the Company has entered into agreements with each of its directors providing for indemnification with respect to certain matters.

  The Certificate of Incorporation provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. The Bylaws provide that special meetings of the stockholders can be called only by the Chairman of the Board, the President or a majority of the Board of Directors of the Company.

  Pursuant to the Certificate of Incorporation, certain transactions involving, among other persons, any person who is a beneficial owner of 10% or more of the aggregate voting power of all outstanding stock of the Company (a "related person") require the affirmative vote of the holders of both (i) at least 80% of the outstanding voting stock and (ii) at least 66% of the outstanding voting stock not beneficially owned by the related person. Transactions subject to such approval include certain mergers or consolidations of the Company or sales or transfers of assets and properties having an aggregate fair market value of $10 million or more. Notwithstanding the foregoing, the Certificate of Incorporation provides that none of Messrs. Reimert, Smith and Walker or their transferees by virtue of the laws of descent and distribution shall be a related person. Consequently, the current stockholders of the Company are not related persons for these purposes.

  The Certificate of Incorporation provides that the Board of Directors shall consist of three classes of directors serving for staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders' meeting following the date the acquiror obtains the controlling interest. See "Management."

  The Certificate of Incorporation provides that the number of directors will be no greater than 12 and no less than 3. The Certificate of Incorporation further provides that directors may be removed only for cause (as defined in the Certificate of Incorporation), and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of the Certificate of Incorporation authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees. In addition, the Bylaws provide that the Compensation Committee will consist solely of members who are not employees of the Company and the Audit Committee will include at least a majority of members who are not employees of the Company.

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

STOCKHOLDER PROPOSALS

  The Company's Bylaws contain provisions requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders, and providing for certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors of the Company. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder (i) in the event of business to be brought by a stockholder before an annual meeting, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Securities Transfer & Trust, Inc.

                                 UNDERWRITERS

  Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below, for whom Morgan Stanley & Co. Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation are acting as Representatives, have severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                         NUMBER
                                                                           OF
                                  NAME                                   SHARES
                                  ----                                   -------
Morgan Stanley & Co. Incorporated.......................................
Donaldson, Lufkin & Jenrette Securities Corporation.....................
                                                                         -------
  Total.................................................................
                                                                         =======

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $       a share under the public offering price.
Any Underwriter may allow, and such dealers may reallow, a concession not in
excess of $       a share to other Underwriters or to certain other dealers.
After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all Underwriters in the preceding table.

  The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

  Application will be made for listing of the Common Stock on The New York Stock Exchange under the symbol "DRQ".

  Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions in this paragraph do not apply to (w) Common Stock issued or options granted pursuant to the Company's Incentive Plan, (x) the sale of Shares to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Offering of the Shares.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of the Offering, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith, will be required to file periodic reports and other information with the Commission. Such information can be inspected without charge after the Offering at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site (http://www.sec.gov) that will contain all information filed electronically by the Company with the Commission.

  The Company has filed the Registration Statement with the Commission under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, including the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected and copies thereof may be obtained as described in the preceding paragraph with respect to periodic reports and other information to be filed by the Company under the Exchange Act.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors............................................  F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997, and as of
 March 31, 1997 (unaudited)...............................................  F-3
Consolidated Statements of Income for the Three Years in the Period Ended
 December 31, 1996 and for the Three Months Ended March 31, 1996 and 1997
 (unaudited)..............................................................  F-4
Consolidated Statements of Cash Flows for the Three Years in the Period
 Ended December 31, 1996 and for the Three Months Ended March 31, 1996 and
 1997 (unaudited).........................................................  F-5
Consolidated Statements of Changes in Stockholders' Equity for the Three
 Years in the Period Ended December 31, 1996 and for the Three Months
 Ended March 31, 1997 (unaudited).........................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Dril-Quip, Inc.

  We have audited the accompanying consolidated balance sheets of Dril-Quip, Inc., as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dril-Quip, Inc., at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Houston, Texas
April 3, 1997, except Note
11 as to which the date is
    , 1997

-------------------------------------------------------------------------------

  The foregoing report is in the form that will be signed upon the completion of the reorganization described in Note 11 to the Financial Statements.

                                          Ernst & Young LLP

Houston, Texas
August 8, 1997

                                DRIL-QUIP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                    DECEMBER 31     (UNAUDITED)
                                                  -----------------  MARCH 31,
                     ASSETS                        1995      1996      1997
                     ------                       -------  -------- -----------
                                                         (IN THOUSANDS)
Current assets:
  Cash........................................... $ 2,579  $  1,361  $  1,545
  Trade receivables..............................  20,150    25,514    28,434
  Inventories....................................  38,670    51,571    47,500
  Deferred taxes.................................   3,088     3,739     3,810
  Prepaids and other current assets..............     619       789       697
                                                  -------  --------  --------
    Total current assets.........................  65,106    82,974    81,986
Property, plant, and equipment, net..............  27,602    31,384    31,526
Other assets.....................................     478       419       399
                                                  -------  --------  --------
    Total assets................................. $93,186  $114,777  $113,911
                                                  =======  ========  ========
      LIABILITIES AND STOCKHOLDERS' EQUITY
      ------------------------------------
Current liabilities:
  Accounts payable............................... $11,807  $ 14,965  $ 12,542
  Current maturities of long-term debt...........   3,090     3,537     3,546
  Accrued income taxes...........................   1,753     2,712     2,873
  Customer prepayments...........................   1,104     7,215     7,582
  Accrued compensation...........................   2,830     1,887     1,546
  Other accrued liabilities......................   3,840     3,134     2,940
                                                  -------  --------  --------
    Total current liabilities....................  24,424    33,450    31,029
Long-term debt...................................  27,962    28,999    29,818
Deferred taxes...................................   1,299     1,446     1,127
                                                  -------  --------  --------
    Total liabilities............................  53,685    63,895    61,974
Stockholders' equity:
  Common stock:
   1,000,000 voting shares authorized at $0.01
    par value (100 shares issued); 10,000,000
    nonvoting shares authorized at $0.01 par
    value (1,000,000 shares issued)..............      10        10        10
  Additional paid-in capital.....................      43        43        43
  Retained earnings..............................  40,725    49,743    51,999
  Foreign currency translation adjustment........  (1,277)    1,086      (115)
                                                  -------  --------  --------
    Total stockholders' equity...................  39,501    50,882    51,937
                                                  -------  --------  --------
    Total liabilities and stockholders' equity... $93,186  $114,777  $113,911
                                                  =======  ========  ========

       The accompanying notes are an integral part of these statements.

                                DRIL-QUIP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                (UNAUDITED)
                                                            THREE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31          MARCH 31
                              ----------------------------- -------------------
                                1994      1995      1996      1996      1997
                              --------- --------- --------- --------- ---------
                                    (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Revenues..................... $  80,548 $ 108,390 $ 115,864 $  25,155 $  34,215
Cost and expenses:
  Cost of sales..............    58,604    76,471    77,863    16,889    24,635
  Selling, general, and
   administrative............    11,673    13,597    15,031     3,606     3,701
  Engineering and product
   development...............     6,069     5,769     6,971     1,487     1,890
                              --------- --------- --------- --------- ---------
                                 76,346    95,837    99,865    21,982    30,226
                              --------- --------- --------- --------- ---------
Operating income.............     4,202    12,553    15,999     3,173     3,989
Interest expense.............     2,273     2,944     2,647       636       668
                              --------- --------- --------- --------- ---------
Income before income taxes...     1,929     9,609    13,352     2,537     3,321
Income tax provision.........       635     3,023     4,234       804     1,065
                              --------- --------- --------- --------- ---------
Net income................... $   1,294 $   6,586 $   9,118 $   1,733 $   2,256
                              ========= ========= ========= ========= =========
Earnings per share........... $    1.29 $    6.59 $    9.12 $    1.73 $    2.26
                              ========= ========= ========= ========= =========
Weighted average shares...... 1,000,100 1,000,100 1,000,100 1,000,100 1,000,100
                              ========= ========= ========= ========= =========



        The accompanying notes are an integral part of these statements.

                                DRIL-QUIP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                (UNAUDITED)
                                                               THREE MONTHS
                                   YEAR ENDED DECEMBER 31     ENDED MARCH 31
                                  --------------------------  ----------------
                                   1994     1995      1996     1996     1997
                                  -------  -------  --------  -------  -------
                                               (IN THOUSANDS)
OPERATING ACTIVITIES
Net income......................  $ 1,294  $ 6,586  $  9,118  $ 1,733  $ 2,256
Adjustments to reconcile net
 income to net cash provided by
 operating activities:
  Depreciation and amortization.    3,867    4,648     4,388    1,199    1,288
  Loss (gain) on sale of
   equipment....................      (31)    (111)      (82)      25      (31)
  Deferred income taxes.........     (118)    (426)     (505)    (245)    (408)
  Changes in operating assets
   and liabilities:
    Trade receivables...........        8   (4,025)   (4,553)   3,994   (3,616)
    Inventories.................   (5,755)  (6,663)  (10,815)  (1,760)   2,879
    Prepaids and other assets...     (447)     556      (144)     (26)      92
    Trade accounts payable and
     accrued expenses...........    3,604    5,901     7,778   (4,446)  (1,707)
                                  -------  -------  --------  -------  -------
Net cash provided by operating
 activities.....................    2,422    6,466     5,185      474      753
INVESTING ACTIVITIES
Purchase of property, plant, and
 equipment......................   (4,614)  (6,184)   (7,228)  (1,463)  (1,869)
Proceeds from sale of equipment.       90      525       222       59       31
                                  -------  -------  --------  -------  -------
Net cash used in investing ac-
 tivities.......................   (4,524)  (5,659)   (7,006)  (1,404)  (1,838)
FINANCING ACTIVITIES
Proceeds from revolving line of
 credit and long-term
 borrowings.....................    5,400    3,436     4,564      756    1,773
Principal payments on long-term
 debt...........................   (2,679)  (2,823)   (3,203)    (758)    (886)
Dividends paid..................      (53)     (53)     (100)      --       --
                                  -------  -------  --------  -------  -------
Net cash provided by (used in)
 financing activities...........    2,668      560     1,261       (2)     887
Effect of exchange rate changes
 on cash activities.............     (971)    (232)     (658)    (408)     382
                                  -------  -------  --------  -------  -------
Increase (decrease) in cash.....     (405)   1,135    (1,218)  (1,340)     184
Cash at beginning of period.....    1,849    1,444     2,579    2,579    1,361
                                  -------  -------  --------  -------  -------
Cash at end of period...........  $ 1,444  $ 2,579  $  1,361  $ 1,239  $ 1,545
                                  =======  =======  ========  =======  =======


        The accompanying notes are an integral part of these statements.

                                DRIL-QUIP, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                            UNREALIZED
                                   COMMON PAID-IN RETAINED  TRANSLATION
                                   STOCK  CAPITAL EARNINGS  ADJUSTMENT   TOTAL
                                   ------ ------- --------  ----------- -------
                                                 (IN THOUSANDS)
Balance at December 31, 1993......  $10     $43   $32,951     $(2,737)  $30,267
  Net income......................   --      --     1,294          --     1,294
  Translation adjustment..........   --      --        --       1,395     1,395
  Dividends ($.05 per share)......   --      --       (53)         --       (53)
                                    ---     ---   -------     -------   -------
Balance at December 31, 1994......   10      43    34,192      (1,342)   32,903
  Net income......................   --      --     6,586          --     6,586
  Translation adjustment..........   --      --        --          65        65
  Dividends ($.05 per share)......   --      --       (53)         --       (53)
                                    ---     ---   -------     -------   -------
Balance at December 31, 1995......   10      43    40,725      (1,277)   39,501
  Net income......................   --      --     9,118          --     9,118
  Translation adjustment..........   --      --        --       2,363     2,363
  Dividends ($.10 per share)......   --      --      (100)         --      (100)
                                    ---     ---   -------     -------   -------
Balance at December 31, 1996......   10      43    49,743       1,086    50,882
  Net income (unaudited)..........   --      --     2,256          --     2,256
  Translation adjustment
   (unaudited)....................   --      --        --      (1,201)   (1,201)
                                    ---     ---   -------     -------   -------
Balance at March 31, 1997 (unau-
 dited)...........................  $10     $43   $51,999     $  (115)  $51,937
                                    ===     ===   =======     =======   =======



        The accompanying notes are an integral part of these statements.

                                DRIL-QUIP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. ORGANIZATION

  Dril-Quip, Inc. (the "Company"), manufactures offshore drilling and production equipment which is well suited for use in deepwater, harsh environment and severe service applications. The Company's principal products consist of subsea and surface wellheads, subsea and surface production trees, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, wellhead connectors and diverters for use by major integrated, large independent and foreign national oil and gas companies in offshore areas throughout the world. Dril-Quip also provides installation and reconditioning services and rents running tools for use in connection with the installation and retrieval of its products. The Company has three subsidiaries that manufacture and market the Company's products abroad. Dril-Quip (Europe) Limited is located in Aberdeen, Scotland, with branches in Norway, Holland, and Denmark. Dril-Quip Asia Pacific PTE Ltd. is located in Singapore. DQ Holdings PTY Ltd. is located in Perth, Australia.

2. SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

 Interim Information

  In the opinion of management, the unaudited consolidated interim financial statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position as of March 31, 1997, and the results of operations and cash flows for each of the three-month periods ended March 31, 1997 and 1996. Although management believes the unaudited interim related disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations and the cash flows for the three-month period ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. Actual results could differ from those estimates.

 Fair Value of Financial Instruments

  The Company's financial instruments consist primarily of cash and cash equivalents, receivables, payables, and debt instruments. Cash equivalents include only those investments having a maturity of three months or less at the time of purchase. The carrying values of these financial instruments approximate their respective fair values.

 Inventories

  The Company's inventories are reported at the lower of cost (first-in, first-out method) or market.

                                DRIL-QUIP, INC.

 Property, Plant, and Equipment

  Property, plant, and equipment are carried at cost, with depreciation provided on a straight-line basis over their estimated useful lives.

 Income Taxes

  The Company accounts for income taxes using the liability method. Deferred income taxes are provided on income and expenses which are reported in different periods for income tax and financial reporting purposes.

 Revenue Recognition

  The Company delivers most of its products on an as-needed basis by its customers and records revenues as the products are shipped. Certain revenues are of a long-term nature and are recognized under the percentage-of-completion method of accounting and are measured principally on a cost-incurred basis.

 Foreign Currency

  The financial statements of foreign subsidiaries are translated into U.S. dollars at current exchange rates except for revenues and expenses, which are translated at average rates during each reporting period. Translation adjustments are reflected as a separate component of shareholders' equity and have no current effect on earnings or cash flows. These adjustments amounted to a gain of $1,395,000 in 1994, a gain of $65,000 in 1995, and a gain of $2,363,000 in 1996, net of allocated income taxes of $79,000, $37,000, and $458,000, respectively.

  Foreign currency exchange transactions are recorded using the exchange rate at the date of the settlement. Exchange losses were approximately $167,000 in 1994 and $-0- in 1995, net of income taxes. In 1996, the Company had an exchange gain of $163,000. These amounts are included in the consolidated statements of income.

 Earnings Per Share

  Earnings per share amounts are based on weighted average number of shares and common stock equivalents outstanding. Earnings per share on a fully diluted basis are not presented since the effect is not material.

3. INVENTORIES

  Inventories consist of the following:

                                                       DECEMBER 31   (UNAUDITED)
                                                     --------------- MARCH 31,
                                                      1995    1996      1997
                                                     ------- ------- ----------
                                                           (IN THOUSANDS)
      Raw materials and supplies.................... $ 7,208 $13,356  $15,156
      Work in progress..............................  10,028  15,164   12,198
      Finished goods and purchased supplies.........  21,434  23,051   20,146
                                                     ------- -------  -------
                                                     $38,670 $51,571  $47,500
                                                     ======= =======  =======

                                DRIL-QUIP, INC.

4. PROPERTY, PLANT, AND EQUIPMENT

  Property, plant, and equipment consist of:

                                                     ESTIMATED    DECEMBER 31
                                                      USEFUL    ---------------
                                                       LIVES     1995    1996
                                                    ----------- ------- -------
                                                      (IN THOUSANDS)
      Land and improvements........................ 10-25 years $ 5,798 $ 6,910
      Buildings.................................... 15-40 years  12,987  14,759
      Machinery and equipment......................  3-10 years  34,018  39,051
                                                                ------- -------
                                                                 52,803  60,720
      Less accumulated depreciation................              25,201  29,336
                                                                ------- -------
                                                                $27,602 $31,384
                                                                ======= =======

5. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                  DECEMBER 31
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
      Revolving lines of credit................................ $14,900 $16,600
      Notes payable to bank....................................  15,872  15,502
      Other....................................................     280     434
                                                                ------- -------
                                                                 31,052  32,536
      Less current portion.....................................   3,090   3,537
                                                                ------- -------
                                                                $27,962 $28,999
                                                                ======= =======

  Subsequent to December 31, 1996, the Company renewed the terms of its revolving line of credit. Accordingly, the debt, as of December 31, 1996, is classified in accordance with the terms of the new agreement. The Company's revolving lines of credit provide for borrowings of up to $25,000,000, with a maturity date of June 1, 1999. Additionally, the Company has an advancing credit note providing borrowings of up to $3,000,000 at prime plus 1/2% which matures on October 1, 2001. At December 31, 1996, there were no borrowings under this note.

  Notes payable to bank include a note with an interest rate of prime plus 1/2%, maturing in July 1999, and a note with an interest rate of the Bank's base rate plus 1 1/2% to 1 3/4%, maturing from February 2002 through December 2006.

  Substantially all of the Company's assets are pledged under various lending agreements. Interest paid on long-term debt for the years ended December 31, 1994, 1995, and 1996 was $2,352,000, $2,883,000, and $2,695,000, respectively.

  Scheduled maturities of long-term debt are as follows: 1997--$3,537,000; 1998--$3,486,000; 1999-- $23,592,000; 2000--$623,000; 2001--$528,000; and
thereafter--$770,000.

                                DRIL-QUIP, INC.

6. INCOME TAXES

  The income tax provision consists of the following:

                                                          1994    1995    1996
                                                          -----  ------  ------
                                                            (IN THOUSANDS)
      Current:
        Federal.......................................... $ 620  $2,671  $3,408
        Foreign..........................................   133     778   1,331
                                                          -----  ------  ------
          Total current..................................   753   3,449   4,739
      Deferred:
        Federal..........................................   110    (825)   (505)
        Foreign..........................................  (228)    399      --
                                                          -----  ------  ------
          Total deferred.................................  (118)   (426)   (505)
                                                          -----  ------  ------
                                                           $635  $3,023  $4,234
                                                          =====  ======  ======

  The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows:

                                                               1994  1995  1996
                                                               ----  ----  ----
      Federal income tax statutory rate....................... 34.0% 34.0% 34.0%
      Benefit of foreign sales corporation.................... (2.6) (1.4) (1.8)
      Other...................................................  1.5  (1.1)  (.5)
                                                               ----  ----  ----
      Effective tax rate...................................... 32.9% 31.5% 31.7%
                                                               ====  ====  ====

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                   DECEMBER 31
                                                                  -------------
                                                                   1995   1996
                                                                  ------ ------
                                                                       (IN
                                                                   THOUSANDS)
      Deferred tax liability:
        Fixed assets............................................. $1,299 $1,446
      Deferred tax assets:
        Deferred profit on intercompany sales....................  1,913  2,499
        Other--net...............................................  1,175  1,240
                                                                  ------ ------
      Total deferred tax assets..................................  3,088  3,739
                                                                  ------ ------
      Net deferred tax asset..................................... $1,789 $2,293
                                                                  ====== ======

  Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable.

  The Company paid approximately $1,708,000, $1,909,000, and $4,314,000 in income taxes in 1994, 1995, and 1996, respectively.

                                DRIL-QUIP, INC.

7. EMPLOYEE BENEFIT PLANS

  The Company has a defined-contribution 401(k) plan covering domestic employees and a defined-contribution pension plan covering certain foreign employees. The Company generally makes contributions to the plans equal to each participant's eligible contributions for the plan year up to a specified percentage of the participant's annual compensation. The Company's contribution expense was $440,000, $501,000, and $548,000 in 1994, 1995, and
1996, respectively.

8. COMMITMENTS AND CONTINGENCIES

  The Company leases certain office, shop, and warehouse facilities; automobiles; and equipment and expenses all lease payments when incurred. Total lease expense incurred was $1,076,000, $923,000, and $853,000 in 1994, 1995, and 1996, respectively. Annual minimum lease commitments at December 31, 1996 are as follows: 1997--$546,000; 1998--$491,000; 1999--$267,000; and
2000--$35,000.

  The Company operates its business and markets its products and services in most of the significant oil and gas producing areas in the world and is, therefore, subject to the risk customarily attendant to international operations and dependency on the condition of the oil and gas industry. Additionally, products of the Company are used in potentially hazardous drilling, completion, and production applications that can cause personal injury, product liability, and environmental claims. Although exposure to such risk has not resulted in any significant problems in the past, there can be no assurance that future developments will not adversely impact the Company.

9. STOCKHOLDERS' EQUITY

  In August 1996, the Company revised its capital structure and retired all outstanding common stock and issued new common stock. The new common stock includes shares with voting and nonvoting rights. These changes in the capital structure have been retroactively reflected in the financial statements. Earnings per share and dividends per share in prior years have been restated to reflect the change in the capital structure.

                                DRIL-QUIP, INC.

10. GEOGRAPHIC AREAS

                                                     1994      1995      1996
                                                    -------  --------  --------
Revenues
United States:
  Domestic......................................... $27,710  $ 31,945  $ 36,759
  Export...........................................   8,520     5,938     7,561
  Intercompany.....................................  12,464    30,243    28,188
                                                    -------  --------  --------
    Total United States............................  48,694    68,126    72,508
Europe, Middle East, and Africa....................  34,629    52,978    54,728
Asia-Pacific.......................................  10,005    18,150    16,944
Eliminations....................................... (12,780)  (30,864)  (28,316)
                                                    -------  --------  --------
    Total.......................................... $80,548  $108,390  $115,864
                                                    =======  ========  ========
Operating Income
United States...................................... $ 3,670  $ 10,944  $ 13,693
Europe, Middle East, and Africa....................     392     2,948     3,309
Asia-Pacific.......................................      86     2,113     1,825
Eliminations.......................................      54    (3,452)   (2,828)
                                                    -------  --------  --------
    Total.......................................... $ 4,202  $ 12,553  $ 15,999
                                                    =======  ========  ========
Identifiable Assets
United States...................................... $42,265  $ 44,627  $ 50,664
Europe, Middle East, and Africa....................  30,405    39,823    59,564
Asia-Pacific.......................................   8,621    12,730     9,700
Eliminations.......................................  (2,083)   (3,994)   (5,151)
                                                    -------  --------  --------
    Total.......................................... $79,208  $ 93,186  $114,777
                                                    =======  ========  ========

  Export sales from the United States to unaffiliated customers consist of sales to South America, Latin America, and Canada. Europe, Middle East and Africa area consist of sales primarily to the North Sea, with lesser sales to Africa and the Middle East, while Asia-Pacific's sales are primarily to Australia, Thailand, Malaysia, and Indonesia.

  Eliminations of operating profits are related to intercompany inventory transfers that are deferred until shipment is made to third-party customers.

  One of the Company's customers, the Royal Dutch Shell Group of Companies accounted for approximately 12%, 11% and 19% of consolidated sales in 1994, 1995, and 1996, respectively.

                                DRIL-QUIP, INC.

11. INITIAL PUBLIC OFFERING

  The Company filed a registration statement with the Securities and Exchange
Commission in August 1997 to register the sale of            shares of its
common stock (the "Offering"). The Company intends to use the net proceeds from the Offering to increase manufacturing capacity, improve and expand facilities, and manufacture additional running tools for rental.

  Before the consummation of the Offering, the Company will effect a recapitalization wherein each outstanding share of its voting common stock will
be converted into             shares of its voting common stock and each
outstanding share of its nonvoting common stock will be converted into shares of voting common stock. The existing corporation, Dril-Quip, Inc., a Texas corporation ("Dril-Quip--Texas"), will merge (the "Merger") into Dril-Quip, Inc., a Delaware corporation ("Dril-Quip--Delaware"). The Merger will result in the Company's reincorporation from Texas to Delaware. The Company anticipates authorized common stock of 50 million shares, par value $0.01 per share and 10 million shares of preferred stock, par value $0.01 per share. In addition, the financial statements will be retroactively restated to give effect to the recapitalization upon its completion.

  In addition, prior to the consummation of the Offering, the Company will adopt the Dril-Quip, Inc. 1997 Incentive Plan (the "Incentive Plan"). The
Company plans to reserve       shares of Common Stock for use in connection
with the Incentive Plan. Persons eligible for awards under the Incentive Plan are employees holding positions of responsibility with the Company or any subsidiaries and whose performance can have a significant effect on the success of the Company. To date, no awards have been made under the Incentive Plan.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following are the estimated expenses (other than underwriting discounts and commission) of the issuance and distribution of the securities being registered, all of which shall be paid by the Company:

      Securities and Exchange Commission Registration Fee.............. $31,364
      NASD Filing Fee..................................................  10,850
      New York Stock Exchange Fees.....................................       *
      Printing Expenses................................................       *
      Legal Fees and Expenses..........................................       *
      Accountants' Fees and Expenses...................................       *
      Blue Sky Fees and Expenses.......................................       *
      Transfer Agent and Registrar Fees................................       *
      Miscellaneous Expenses...........................................       *
                                                                        -------
        Total.......................................................... $     *
                                                                        =======

--------
* To be furnished by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

 Delaware General Corporation Law

  Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

  Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

  Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

  Section 145(d) of the DGCL states that any indemnification under subsections
(a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by the board of directors by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum or (3) if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (4) by the stockholders.

  Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately is determined that such person is not entitled to be indemnified by the corporation as authorized in Section
145. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

  Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of
Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

  Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

  Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

 Certificate of Incorporation

  The Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the Restated Certificate of Incorporation by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

 Bylaws

  The Bylaws of the Company provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of the Company or is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may thereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder, and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Company. The Bylaws further provide that the right to indemnification conferred thereby shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a current, former or proposed director or officer in his or her capacity as a director or officer or proposed director or officer (and not in any other capacity in which service was or is or has been agreed to be rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnified person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under the Bylaws or otherwise. In addition, the Bylaws provide that the Company may, by action of its board of directors, provide indemnification to employees and agents of the Company, individually or as a group, with the same scope and effect as the indemnification to employees and agents of the Company, individually or as a group, with the same scope and effect as the indemnification of directors and officers provided for in the Bylaws.

  The Bylaws include related provisions meant to facilitate the indemnitee's receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken; and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined therein).

 Underwriting Agreement

  The Underwriting Agreement provides for the indemnification of the directors and officers of the Company in certain circumstances.

 Insurance

  The Company intends to obtain a policy of liability insurance to insure its officers and directors against losses resulting from certain acts committed by them in their capacities as officers and directors of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  *1.1   --Form of Underwriting Agreement.
  *2.1   --Form of Agreement and Plan of Merger by and Between Dril-Quip, Inc.,
          a Texas corporation, and Dril-Quip, Inc., a Delaware corporation.
  *3.1   --Certificate of Incorporation of the Company.
  *3.2   --Bylaws of the Company.
  *3.3   --Form of Certificate of Designations
  *4.1   --Form of certificate representing Common Stock.
  *4.2   --Registration Rights Agreement.
  *4.3   --Rights Agreement.
  *5.1   --Opinion of Baker & Botts, L.L.P.
  10.1   --Credit Agreement between Bank One Texas, National Association and
          Dril-Quip, Inc., dated March 30, 1994.
  10.2   --First Amendment to Credit Agreement between Dril-Quip, Inc. and Bank
          One Texas, National Association, dated December 20, 1994.
  10.3   --Second Amendment to Credit Agreement between Dril-Quip, Inc. and
          Bank One Texas, National Association, dated December 13, 1995.
  10.4   --Third Amendment to Credit Agreement between Dril-Quip, Inc. and Bank
          One Texas, National Association, dated February 14, 1997.
  10.5   --Credit Agreement between Bank One Texas, National Association, and
          Dril-Quip (Europe) Ltd., dated March 30, 1994.
  10.6   --First Amendment to Credit Agreement between Dril-Quip (Europe) Ltd.
          and Bank One Texas, National Association, dated December 20, 1994.
  10.7   --Second Amendment to Credit Agreement between Dril-Quip (Europe) Ltd.
          and Bank One Texas, National Association, dated December 13, 1995.
  10.8   --Third Amendment to Credit Agreement between Dril-Quip (Europe) Ltd.
          and Bank One Texas, National Association, dated February 14, 1997.
  10.9   --Loan Agreement between Dril-Quip (Europe) Ltd. and the Bank of
          Scotland, dated June 7, 1996.
  10.10  --Loan Agreement between Dril-Quip (Europe) Ltd. and the Bank of
          Scotland, dated September 19, 1994.
  10.11  --Loan Agreement between Dil-Quip (Europe) Ltd. and the Bank of
          Scotland, dated December 12, 1991.
  21.1   --Subsidiaries of the Company.
  23.1   --Consent of Ernst & Young LLP.
 *23.2   --Consent of Baker & Botts, L.L.P. (included in Exhibit 5.1).
  23.3   --Consent of James M. Alexander to be named as a director.
  24.1   --Powers of Attorney (included on signature page).
  27.1   --Financial Data Schedule.

--------
* To be filed by amendment.

  (b) Financial Statement Schedules.

  All schedules are omitted because they are not applicable or because the required information is contained in the financial statements or notes thereto included in this Registration Statement.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates representing the shares of Common Stock offered hereby in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 12TH DAY OF AUGUST, 1997.

                                          DRIL-QUIP, INC.



                                                    /s/ J. Mike Walker
                                          By __________________________________
                                                     J. Mike Walker
                                                Co-Chairman of the Board

                               POWER OF ATTORNEY

  EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY APPOINTS LARRY E. REIMERT, GARY D. SMITH AND J. MIKE WALKER AND EACH OF THEM, ANY OF WHOM MAY ACT WITHOUT THE JOINDER OF THE OTHER, AS HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT AND ANY REGISTRATION STATEMENT FOR THE SAME OFFERING FILED PURSUANT TO RULE 462 UNDER THE SECURITIES ACT OF 1933, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO AND ALL OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING APPROPRIATE OR NECESSARY TO BE DONE, AS FULLY AND FOR ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR THEIR SUBSTITUTE OR SUBSTITUTES MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON AUGUST 12, 1997.

              SIGNATURE                               TITLE
              ---------                               -----

        /s/ Larry E. Reimert          Director and Co-Chairman of the Board
 ____________________________________ (Co-Principal Executive Officer and
           Larry E. Reimert           Principal Financial Officer)

         /s/ Gary D. Smith            Director and Co-Chairman of the Board
 ____________________________________ (Co-Principal Executive Officer)
            Gary D. Smith

         /s/ J. Mike Walker           Director and Co-Chairman of the Board
 ____________________________________ (Co-Principal Executive Officer)
           J. Mike Walker

          /s/ Jerry Brooks            Chief Accounting Officer
 ____________________________________ (Principal Accounting Officer)
           Jerry M. Brooks

       /s/ Gary W. Loveless           Director
 ____________________________________
          Gary W. Loveless